UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2019

SRC Energy Inc.

(Exact name of registrant as specified in its charter)

Colorado	001-35245	20-2835920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1675 Broadway, Suite 2600

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (720) 616-4300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock $.001 par value	SRCI	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On August 25, 2019, SRC Energy Inc., a Colorado corporation (the “Company” or “SRC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PDC Energy, Inc., a Delaware corporation (“PDC”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (1) SRC will be merged with and into PDC, with PDC continuing as the surviving corporation (the “Merger”), and (2) at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of SRC (other than shares held in treasury by SRC, shares owned by PDC, or shares owned by any subsidiaries of SRC or PDC) will be converted into the right to receive 0.158 of a share of common stock of PDC (the “Merger Consideration”), plus cash in lieu of any fractional shares that otherwise would have been issued.

The Merger Agreement also provides that, as of immediately prior to the Effective Time, (1) outstanding SRC restricted stock units and stock bonus awards will vest and be cancelled in exchange for the Merger Consideration in respect of each share of SRC common stock underlying the applicable award, (2) SRC performance stock units that are outstanding as of the date hereof will vest and be cancelled in exchange for the Merger Consideration in respect of each share of SRC common stock underlying the applicable award (with such number of shares of SRC common stock determined based on target performance and any remaining shares of SRC common stock subject to the award forfeited), less applicable tax withholdings, (3) SRC performance stock units granted following the signing of the Merger Agreement as permitted by the terms of the Merger Agreement will be assumed and converted into PDC performance stock units that remain subject to the same terms and conditions (including performance-vesting terms) that applied immediately prior to the Effective Time, except that the number of shares of PDC common stock subject to such PDC performance stock units will be determined by multiplying the number of shares subject to the SRC performance stock units by 0.158 (rounded to the nearest whole share), (4) outstanding, in-the-money SRC stock options will be cancelled in exchange for the Merger Consideration in respect of each “Net Option Share” subject to the applicable option and (5) outstanding, out-of-the-money SRC stock options will be cancelled for no consideration. The number of “Net Option Shares” subject to an outstanding SRC option takes into account the payment of the applicable per share exercise price and will be determined in accordance with the formulas set forth in the Merger Agreement. Whether or not an SRC stock option is in-the-money or out-of-the-money will also be determined in accordance with the formulas set forth in the Merger Agreement.

The board of directors of the Company has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and its common shareholders; (2) adopted and approved the Merger Agreement and the transactions contemplated thereby; (3) directed that the Merger Agreement be submitted to the Company’s common shareholders for approval; and (4) resolved to recommend the approval of the Merger Agreement, and the transactions contemplated thereby, by the Company’s common shareholders, who will be asked to vote on such approval at a special meeting of the Company’s common shareholders.

Pursuant to the Merger Agreement, PDC has agreed to appoint two members of the Company’s board of directors to the board of directors of PDC at, and contingent upon, the Effective Time to serve as a Class I and a Class III director of the board of directors of PDC, respectively. Additionally, the Merger Agreement provides that, upon consummation of the Merger, the officers of PDC immediately prior to the Effective Time will be the officers of the combined company.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including: (1) the receipt of the required approval from (x) the Company’s common shareholders and (y) PDC’s common stockholders; (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (3) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited; (4) the effectiveness of the registration statement on Form S-4 to be filed by PDC pursuant to which the shares of PDC’s common stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”); (5) the authorization for listing of PDC’s common stock to be issued in connection with the Merger on the NASDAQ; and (6) the receipt by each of the Company and PDC of an opinion of its respective outside counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) as of the signing date and as of the Closing Date (as such term is defined in the Merger Agreement), the other party having performed in all material respects its obligations under the Merger Agreement, and there having been no Material Adverse Effect (as such term is defined in the Merger Agreement) with respect to the other party since the date of the Merger Agreement.

The Merger Agreement contains customary representations and warranties of the Company and PDC relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and PDC, including covenants to refrain from taking certain actions without the other party’s consent. The Company and PDC also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain exceptions.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of the Company and PDC will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. The Company is required to call a meeting of its shareholders to approve the Merger Agreement, including the Merger, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, including the Merger. PDC is required to call a meeting of its stockholders to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of PDC common stock to be issued as Merger Consideration (the “PDC Common Stock Issuance”) and, subject to certain exceptions, to recommend that its stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the PDC Common Stock Issuance.

The Merger Agreement contains termination rights for each of PDC and SRC, including, among others, (1) if the consummation of the Merger does not occur on or before February 25, 2020, subject to extension to May 25, 2020 for the sole purpose of obtaining regulatory clearances, and (2) subject to certain conditions, if a party wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Parent Superior Proposal or a Company Superior Proposal (in each case, as such term is defined in the Merger Agreement), as applicable.

Upon termination of the Merger Agreement under specified circumstances, including the termination by SRC in the event of a Parent Change of Recommendation (as such term is defined in the Merger Agreement) or by PDC to enter into a definitive agreement providing for a Parent Superior Proposal (as such term is defined in the Merger Agreement), PDC would be required to pay SRC a termination fee of $55 million. In addition, upon termination of the Merger Agreement under specified circumstances, including the termination by PDC in the event of a Company Change of Recommendation (as such term is defined in the Merger Agreement) or by SRC to enter into a definitive agreement providing for a Company Superior Proposal (as such term is defined in the Merger Agreement), SRC would be required to pay PDC a termination fee of $35 million. Further, if the Merger Agreement is terminated because of a failure of PDC’s stockholders or SRC’s shareholders to approve the proposals required to complete the Merger, PDC and SRC, as applicable, may be required to reimburse the other party for its actual costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, in an amount not to exceed $10 million, which reimbursement would be creditable against any termination fee payable. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, and such subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On August 26, 2019, the Company and PDC issued a joint press release announcing their entry into the Merger and provided supplemental information regarding the Merger in connection with a joint presentation to investors. Copies of the joint press release and joint investor presentation are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

The information included in this Form 8-K under Item 7.01 and Exhibits 99.1 and 99.2 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that Section, unless the registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Exchange Act or the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 25, 2019, by and between PDC Energy, Inc. and SRC Energy Inc. †

99.1	Joint Press Release dated August 26, 2019

99.2	Joint Investor Presentation dated August 26, 2019

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC and SRC. In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC will send the definitive joint proxy statement/prospectus, when available, to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on PDC’s or SRC’s management’s current beliefs and assumptions, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected, expressed or implied by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of PDC may not approve the Merger or the PDC Common Stock Issuance or that shareholders of SRC may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that the combined company may not operate as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at https://ir.srcenergy.com/investor-relations and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that PDC or SRC believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SRC ENERGY INC.

Date: August 26, 2019	By:	/s/ James P. Henderson
Name: James P. Henderson
Title: Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

PDC ENERGY, INC.

and

SRC ENERGY INC.

Dated as of August 25, 2019

 i

4.23	Brokers	30
4.24	Regulatory Matters	30
4.25	No Additional Representations	30

Article V REPRESENTATIONS AND WARRANTIES OF PARENT		31

5.1	Organization, Standing and Power	31
5.2	Capital Structure	32
5.3	Authority; No Violations, Consents and Approvals	33
5.4	Consents	34
5.5	SEC Documents; Financial Statements	35
5.6	Absence of Certain Changes or Events	36
5.7	No Undisclosed Liabilities	36
5.8	Information Supplied	36
5.9	Parent Permits; Compliance with Applicable Laws	37
5.10	Compensation; Benefits	37
5.11	Taxes	39
5.12	Labor Matters	40
5.13	Litigation	41
5.14	Intellectual Property	41
5.15	Real Property	41
5.16	Rights-of-Way	42
5.17	Oil and Gas Matters	42
5.18	Environmental Matters	44
5.19	Derivative Transactions	44
5.20	Insurance	45
5.21	Opinion of Financial Advisor	46
5.22	Brokers	46
5.23	Regulatory Matters	46
5.24	Sufficiency of Funds	46
5.25	No Additional Representations	48

Article VI COVENANTS AND AGREEMENTS		49

6.1	Conduct of Company Business Pending the Merger	49
6.2	Conduct of Parent Business Pending the Merger	52
6.3	No Solicitation by the Company	54
6.4	No Solicitation by Parent	58
6.5	Preparation of Joint Proxy Statement and Registration Statement	62
6.6	Company Shareholders Meeting and Parent Stockholders Meeting	63
6.7	Access to Information	65
6.8	Regulatory Approvals; Efforts	66
6.9	Employee Matters	68
6.10	Indemnification; Directors’ and Officers’ Insurance	69
6.11	Transaction Litigation	71
6.12	Public Announcements	71
6.13	Advice of Certain Matters; No Control of Business	71
6.14	Section 16 Matters	72

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6.15	Stock Exchange Listing and Delisting Application	72
6.16	Tax Matters	72
6.17	Takeover Laws	73
6.18	Financing	73
6.19	Company Benefit Plans	77

Article VII CONDITIONS PRECEDENT		78

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	78
7.2	Additional Conditions to Obligations of Parent	78
7.3	Additional Conditions to Obligations of the Company	79
7.4	Frustration of Closing Conditions	80

Article VIII TERMINATION		80

8.1	Termination	80
8.2	Notice of Termination; Effect of Termination	82
8.3	Expenses and Termination Fees	82

Article IX GENERAL PROVISIONS		84

9.1	Schedule Definitions	84
9.2	Survival	84
9.3	Notices	85
9.4	Rules of Construction	86
9.5	Financing Parties	88
9.6	Counterparts	89
9.7	Entire Agreement; Third-Party Beneficiaries	89
9.8	Governing Law; Venue; Waiver of Jury Trial	89
9.9	Severability	91
9.10	Assignment	91
9.11	Specific Performance	91
9.12	Amendment	92
9.13	Extension; Waiver	92

Annex A – Certain Definitions

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 25, 2019 (this “Agreement”), by and between PDC Energy, Inc., a Delaware corporation (“Parent”), and SRC Energy Inc., a Colorado corporation (the “Company”).

WHEREAS, the Company and Parent desire, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, to effect the Merger (as defined herein);

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting duly called and held, by unanimous vote, (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) adopted and approved this Agreement and the Merger, (iii) directed that this Agreement and the Merger be submitted to the holders of common stock of Company, par value $0.001 per share (“Company Common Stock”) for approval and (iv) recommended that the holders of Company Common Stock approve this Agreement and the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”), at a meeting duly called and held, by unanimous vote, (i) determined that this Agreement and the Transactions, including the Merger and the issuance of shares of common stock of Parent, par value $0.01 per share (the “Parent Common Stock”) pursuant to this Agreement (the “Parent Common Stock Issuance”), are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) adopted and approved this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (iii) directed that this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance be submitted to the holders of Parent Common Stock for adoption and approval and (iv) recommended that the holders of Parent Common Stock adopt and approve this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder (the “Treasury Regulations”) and this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

1.1           Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Article II
THE MERGER

2.1           The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Company will be merged with and into Parent in accordance with the provisions of the DGCL and the CBCA (the “Merger”). As a result of the Merger, the separate existence of the Company shall cease and Parent shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, Parent is sometimes referred to herein as the “Surviving Corporation”).

2.2           Closing.

(a)               The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Mountain time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (excluding conditions that, by their nature, are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of all conditions as of the Closing) at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, or at such other time and place as Parent and the Company may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)               As early as practicable on the Closing Date, (i) a statement of merger containing such information as is required by the relevant provisions of the CBCA in order to effect the Merger with the Secretary of State of the State of Colorado (the “Statement of Merger”) shall be filed with the Office of the Secretary of State of the State of Colorado and (ii) a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective at such time as is specified in the Statement of Merger and Certificate of Merger or at such other date and time as may be provided by applicable Law (the “Effective Time”).

2.3           Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the CBCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights, immunities, and franchises of each of the Company and Parent, of a public as well as a private nature, and all debts and obligations due the Company and Parent, shall be taken and deemed to be transferred and vested in the Surviving Corporation, and the Surviving Corporation shall be responsible and liable for all of the liabilities and obligations of the Company and Parent.

2.4           Organizational Documents of the Surviving Corporation.

(a)               At the Effective Time, subject to Section 6.10(b), the Organizational Documents of Parent in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation until thereafter amended as provided therein or as provided by applicable Law.

2.5           Directors and Officers of the Surviving Corporation.

(a)               Parent shall take all action to cause, effective at, and contingent upon, the Effective Time, the appointment to the Parent Board of two members of the Company Board (such individuals to be mutually agreed upon by Parent and the Company), one director to serve as a Class I director with a term ending at the 2020 annual meeting of the stockholders of Parent, and one director to serve as a Class III director with a term ending at the 2022 annual meeting of the stockholders of Parent.

(b)               Subject to Section 2.5(a), the directors and officers of Parent immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.6           Tax Consequences. The parties intend that for U.S. federal income Tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendment thereto, be and is hereby adopted as a “plan of reorganization” involving the Merger for purposes of Section 354 and Section 361 of the Code.

Article III
EFFECT OF MERGER ON THE CAPITAL STOCK OF THE COMPANY; EXCHANGE

3.1           Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or any holder of any securities of Parent or the Company:

(a)               Capital Stock of the Company.

(i)                 Subject to the other provisions of this Article III, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and any Converted Shares), shall be converted into and shall thereafter represent the right to receive 0.158 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable shares of Parent Common Stock (such shares of Parent Common Stock, the “Merger Consideration”).

(ii)              Subject to the other provisions of this Article III, all such shares of Company Common Stock, when so converted pursuant to Section 3.1(a)(i), shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Cancelled Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section  3.3(g), and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section  3.3(h), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii)            All shares of Company Common Stock held by the Company as treasury shares or by Parent immediately prior to the Effective Time and, in each case, not held on behalf of third parties (the “Cancelled Shares”) shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect Subsidiary of the Company or Parent (“Converted Shares”) shall automatically be converted into a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio.

(iv)             Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Merger as a share of Parent Common Stock.

(b)               Impact of Stock Splits, Etc. Without limiting the parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be used to calculate the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(b).

3.2           Treatment of Company Equity Awards.

(a)               Company RSU Awards. Immediately prior to the Effective Time, each then outstanding Company RSU Award, whether vested or unvested, shall automatically, and without any action on the part of the holder thereof, become fully vested and, in lieu of the issuance of shares of Company Common Stock in respect of such Company RSU Award, each outstanding Company RSU Award shall be cancelled and converted automatically, without any action on the part of the holder thereof, into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time (less required withholdings as provided in Section 3.3(i)); provided that if such Company RSU Award is subject to Section 409A of the Code, the Merger Consideration shall be paid on the applicable settlement date for such Company RSU Award if required by the terms of the applicable award agreement to comply with Section 409A of the Code.

(b)               Company PSU Awards. Except as provided with respect to the New Company PSU Awards in Section 3.2(c), immediately prior to the Effective Time, each then outstanding Company PSU Award, whether vested or unvested, shall automatically, and without any action on the part of the holder thereof, become vested (with performance-based vesting to be deemed satisfied as if performance had been achieved at the target level (i.e., 100%)) and, in lieu of the issuance of the target number of shares of Company Common Stock in respect of such Company PSU Award, each then outstanding Company PSU Award shall be cancelled and converted automatically, without any action on the part of the holder thereof, into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company PSU Award (with such number of shares determined by deeming the applicable performance goals to be achieved at the target level of performance (i.e., 100%) (less required withholdings as provided in Section 3.3(i)); provided that if such Company PSU Award is subject to Section 409A of the Code, the Merger Consideration shall be paid on the applicable settlement date for such Company PSU Award if required by the terms of the applicable award agreement to comply with Section 409A of the Code. Any Company PSUs that do not vest as described in the immediately preceding sentence (i.e., any Company PSUs that would have been earned if performance was achieved in excess of target) shall be canceled for no consideration.

(c)               New Company PSU Awards. The Company shall grant the New Company PSU Awards (as defined on Schedule 3.2(c) of the Company Disclosure Letter) at the times, to the individuals, and on the terms and in the amounts, set forth on Schedule 3.2(c) of the Company Disclosure Letter. Immediately prior to the Effective Time, each then outstanding New Company PSU Award shall, automatically, and without any action on the part of the holder, be assumed or substituted by Parent and converted automatically into a restricted stock unit award with respect to a number of shares of Parent Common Stock equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to the New Company PSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio and rounding the resulting number to the nearest whole number of shares of Parent Common Stock (each, a “Parent Assumed PSU Award”). Each Parent Assumed PSU Award shall remain outstanding under the 2015 Company Equity Plan and shall otherwise be subject to the same terms and conditions as were applicable to the New Company PSU Award immediately prior to the Effective Time including any performance-based vesting terms (and which for the avoidance of doubt shall not become vested upon the Effective Time and may, subject to the achievement of applicable performance goals following the Closing, be earned at the levels set forth in the applicable award agreement).

(d)               Company Options. Immediately prior to the Effective Time, each then outstanding In-the-Money Company Option shall, whether vested or unvested, automatically become fully vested and each then outstanding In-the-Money Company Option shall be cancelled and converted automatically into the right to receive, in respect of each Net Option Share subject to such In-the-Money Company Option immediately prior to the Effective Time, the Merger Consideration (less required withholdings as provided in Section 3.3(i)). Immediately prior to the Effective Time, each then outstanding Out-of-the-Money Company Option shall, to the extent unvested, automatically become fully vested, and each then outstanding Out-of-the-Money Company Option shall be cancelled in exchange for no consideration.

(e)               Company Stock Bonus Awards. Immediately prior to the Effective Time, each then outstanding Company Stock Bonus Award, whether vested or unvested, shall automatically, and without any action on the part of the holder thereof, become fully vested and, in lieu of the issuance of shares of Company Common Stock in respect of such Company Stock Bonus Award, each outstanding Company Stock Bonus Award shall be cancelled and converted automatically, without any action on the part of the holder thereof, into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company Stock Bonus Award as of immediately prior to the Effective Time (less required withholdings as provided in Section 3.3(i)); provided that if such Company Stock Bonus Award is subject to Section 409A of the Code, the Merger Consideration shall be paid on the applicable settlement date for such Company Stock Bonus Award if required by the terms of the applicable award agreement to comply with Section 409A of the Code.

(f)                Company Actions. Prior to the Effective Time, the Company Board and/or the duly authorized compensation committee of the Company Board shall adopt resolutions approving the treatment of the Company Equity Awards pursuant to the terms of this Section 3.2, to the extent applicable.

(g)               Surviving Corporation/Parent Actions. The Surviving Corporation shall take all necessary actions promptly following the Effective Time to pay the Merger Consideration payable to the holders of the Company Equity Awards immediately prior to the Effective Time in accordance with this Section 3.2 and Section 3.3. At or prior to the Effective Time, Parent shall take such actions as are necessary to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon settlement of the Parent Assumed PSU Awards. Not later than the Effective Time, to the extent necessary, Parent shall, with respect to the Parent Assumed PSU Awards, file with the SEC a registration statement on Form S-3 or Form S-8, as the case may be (or any successor form), or another appropriate form with respect to such Parent Common Stock and shall use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following such filing and, thereafter, until all Parent Assumed PSU Awards have been settled, the Surviving Corporation shall use commercially reasonable efforts to maintain the effectiveness of such registration statement.

3.3           Payment for Securities; Exchange.

(a)               Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay any dividends and other distributions pursuant to Section  3.3(g) and in lieu of fractional shares pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. On the Closing Date and prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of shares of Company Common Stock, for distribution in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock constituting at least the amounts necessary to satisfy the payment of the Merger Consideration to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section  3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund to the holders of Company Common Stock. Except as contemplated by this Section  3.3(a) and Sections  3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section  3.3(h) and any dividends or other distributions in accordance with Section  3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b)               Payment Procedures.

(i)                 As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) shares represented by a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case other than Cancelled Shares or Converted Shares, a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section  3.1(a)(i).

(ii)              Each holder of a share of Company Common Stock that has been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate or a Book-Entry Share, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in noncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1(a)(i) and (B) a check in the amount of any cash payable for dividends or other distributions pursuant to Section 3.3(g) and cash payable in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 3.3(h), and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.

(iii)            If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by Section  3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (A) the Merger Consideration payable in respect of such shares of Company Common Stock, (B) any dividends or other distributions payable pursuant to Section 3.3(g), and (C) cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 3.3(h).

(c)               Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section  3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section  3.3(h)) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in Section 3.1(a)(iii)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section  3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section  3.3(g), without any interest thereon.

(d)               Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company on the 180th day after the Closing Date shall be delivered to the Surviving Corporation, upon demand, and any former common shareholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section  3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section  3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation for payment of their claim for such amounts.

(e)               No Liability. Neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)                Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in Section 3.1(a)(iii)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section  3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section  3.3(g).

(g)               Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section  3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but with a subsequent payment date with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)               No Fractional Shares of Parent Common Stock. No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days ending on the date that is two (2) Business Days prior to the Closing Date as reported by Bloomberg L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(i)                 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein and excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), it being understood that any matter disclosed in such Company SEC Documents shall not be deemed disclosed for purposes of Section 4.2(a), and Section 4.2(b) of this Agreement, the Company represents and warrants to Parent as follows:

4.1           Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Colorado, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). The Company is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of the Organizational Documents of the Company and each of its Subsidiaries that is, as of the date of this Agreement, a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X (in each case, as amended prior to the date of this Agreement).

4.2           Capital Structure.

(a)               As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 400,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 23, 2019: (A) 243,500,877 shares of Company Common Stock were issued and outstanding, which includes no restricted shares of Company Common Stock; (B) no shares of Company Common Stock were treasury stock; (C)4,577,834 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options; (D) 2,560,287 shares of Company Common Stock were reserved for issuance upon the vesting or earning of outstanding Company RSU Awards; (E) 3,947,536 shares of Company Common Stock were reserved for issuance upon the vesting or earning of outstanding Company PSU Awards (assuming achievement of performance goals at maximum); (F) 97,300 shares of Company Common Stock were reserved for issuance upon the vesting of outstanding Company Stock Bonus Awards; (G) no shares of Company Preferred Stock were issued and outstanding and (H) 994,565 shares of Company Common Stock were reserved for issuance of future awards pursuant to the 2015 Company Equity Plan.

(b)               All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Equity Plans). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect owned Subsidiary of the Company, have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights and are free and clear of all Encumbrances, except for Permitted Encumbrances. All outstanding shares of Company Capital Stock have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights. Except as set forth in this Section 4.2, and except for changes since August 23, 2019 resulting from (x) stock grants or other equity-based awards granted, issued, repurchased or redeemed in accordance with Section 6.1(b) or (y) the exercise of stock options (and the issuance of shares thereunder) or settlement of equity-based awards, in each case, outstanding as of such date, there are outstanding: (i) no shares of Company Capital Stock, (ii) no Voting Debt or other voting securities or equity of the Company, (iii) no options, subscriptions, warrants, calls, or other rights (including preemptive rights) to subscribe for, purchase, or acquire shares of Company Capital Stock or Voting Debt or other voting or equity securities of the Company or any Subsidiary or securities convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt or other voting or equity securities of the Company or such Subsidiary, (iv) no equity appreciation, phantom equity, stock unit, profit participation, cash-settled equity equivalents or awards, equity-based performance or other similar rights in respect of Company Capital Stock and (v) no other commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound that would (A) obligate the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting or equity securities of the Company or any of its Subsidiaries; (B) obligate the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement; or (C) obligate Parent to issue additional shares of Parent Common Stock at the Effective Time pursuant to the terms of this Agreement (including pursuant to Section 3.1 and Section 3.2).

(c)               There are no shareholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or other voting securities of the Company or any of its Subsidiaries. The Company and its Subsidiaries have no (i) material joint venture or other similar material equity interests in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries. The Company owns, directly or indirectly, all of the equity interests of its Subsidiaries.

(d)               Schedule 4.2(d) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of (i) each outstanding Company Equity Award, (ii) the name of each holder of an outstanding Company Equity Award, (iii) the number of shares of Company Common Stock underlying each outstanding Company Equity Award (assuming satisfaction of performance conditions at the maximum level), (iv) the date on which each outstanding Company Equity Award was granted and (v) the expiration date of each outstanding Company Equity Award, if applicable. All outstanding Company Equity Awards were (A) granted in accordance with the terms of the applicable Company Equity Plans, and in material compliance with the Exchange Act, all other applicable Laws and rules of the NYSE and (B) properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

4.3           Authority; No Violations; Consents and Approvals.

(a)               The Company has all requisite corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the Transactions, subject, with respect to consummation of the Merger, to the Company Shareholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, unanimously: (i) determined that this Agreement and the Merger, are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) adopted and approved this Agreement and the Merger, (iii) directed that this Agreement and the Merger be submitted to the holders of Company Common Stock for approval and (iv) recommended that the holders of Company Common Stock approve this Agreement and the Merger (such recommendation described in this clause (iv), the “Company Board Recommendation”). The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.

(b)               The execution, delivery and performance of this Agreement does not, and (assuming the Company Approvals are duly and timely obtained) the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Shareholder Approval is obtained) or any of its Subsidiaries, (ii) except as set forth on Schedule 4.3(b) of the Company Disclosure Letter, require any notice, consent or approval under, result in a violation of, a termination (or right of termination) of, or default under, or the creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract or material Company Permit, or (iii) assuming the Company Approvals are duly and timely obtained or made and the Company Shareholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, solely in the case of this clause (iii), any such contraventions, conflicts, or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4           Consents. No Consent from, order of, or registration, declaration, notice or filing with, or permit from, any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (including any amendments or supplements, the “Joint Proxy Statement”) relating to the meeting of the shareholders of the Company to consider the approval of this Agreement (including any postponement, adjournment or recess thereof, the “Company Shareholders Meeting”) and the meeting of the stockholders of the Parent to consider the approval of this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Statement of Merger with the Office of the Secretary of State of the State of Colorado and the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent, order, registration, declaration, notice, filing or permit that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (collectively, the “Company Approvals”).

4.5           SEC Documents; Financial Statements.

(a)               Since January 1, 2018, the Company has timely filed or furnished with the SEC all forms, reports, schedules and statements (in each case, including all appropriate exhibits and schedules thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b)               The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)               The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Company SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2018 there has not been, any illegal act or fraud, whether or not material, that involves management or employees of the Company or its Subsidiaries, and (iii) is not, and since January 1, 2018 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

4.6           Absence of Certain Changes or Events.

(a)               Since June 30, 2019, there has not been any Company Material Adverse Effect, or any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Except as set forth on Schedule 4.6 of the Company Disclosure Letter, from June 30, 2019 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Company Oil and Gas Properties, whether or not covered by insurance, and (iii) none of the Company or any of its Subsidiaries has undertaken any action that, if taken after the date hereof, would constitute a breach of or would require the consent of Parent pursuant to Section 6.1(b)(i), (iii), (iv), (v), (vi) (vii), (viii), (x), (xi), or (xii).

4.7           No Undisclosed Liabilities. Except as set forth on Schedule 4.7 of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected on or for which reserves, if applicable, have been provided in accordance with GAAP on the balance sheet of the Company dated as of June 30, 2019 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2019; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to June 30, 2019; (c) liabilities incurred in connection with the Transactions and/or expressly permitted by this Agreement and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8           Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Registration Statement as it pertains to the information supplied by or on behalf of the Company and the Company Shareholders Meeting will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent specifically for inclusion or incorporation by reference therein.

4.9           Company Permits; Compliance with Applicable Laws. Except as set forth on Schedule 4.9 of the Company Disclosure Letter, the Company and its Subsidiaries hold, and at all times since January 1, 2018 have held, all permits, licenses, certificates, registrations, consents, authorizations, variances, exemptions, certificates, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The businesses of the Company and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of the Company, threatened orally), other than those the outcome that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.10       Compensation; Benefits.

(a)               Schedule 4.10 of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Benefit Plans as of the date hereof. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to by, the Company or any of its Subsidiaries for the benefit of any current or former employee or director of the Company or any of its Subsidiaries, excluding, in each case, (A) any of the foregoing that is maintained by a Governmental Entity to which the Company or any of its Subsidiaries contributes (or has an obligation to contribute) as required by applicable Law and (B) any Multiemployer Plan.

(b)               The Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto, and (ii) to the extent applicable, (A) the most recently received determination, opinion or advisory letter from the Internal Revenue Service relating to such Company Benefit Plan, (B) the most recently prepared actuarial report for each Company Benefit Plan, and (C) the most recently completed Form 5500 for each Company Benefit Plan, including all schedules thereto.

(c)               Each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)               The Internal Revenue Service has issued a favorable determination, opinion or advisory letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plan”) and the related trust, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of the Company Qualified Plan or the related trust.

(e)               No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full and, to the knowledge of the Company, no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f)                None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(g)               Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for any group of retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code or similar state Law.

(h)               All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in a material liability of the Company.

(i)                 There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against (i) the Company Benefit Plans, (ii) to the knowledge of the Company, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or (iii) the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in a material liability of the Company.

(j)                 No Company Benefit Plan exists that, as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated by this Agreement (whether alone or in conjunction with any other event) will (i) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund, any material benefits under any Company Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of the Company or any of its Subsidiaries, (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) that would constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). For purposes of this representation, no arrangements or agreements that may be implemented by or at the direction of Parent, no New Company PSU Awards or Parent Assumed PSU Awards and no payments or benefits pursuant to Item 1 set forth on Schedule 6.1(b)(ix) of the Company Disclosure Letter, in each case, with any current or former employee, officer, director or service provider of the Company or its Subsidiaries shall be taken into account.

(k)               Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(l)                 No Company Benefit Plan is subject to the Laws of any jurisdiction outside of the United States.

4.11       Labor Matters. Except as set forth on Schedule 4.11 of the Company Disclosure Letter:

(a)               There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, and, to the knowledge of the Company, there have been no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries since January 1, 2017.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance in all respects with all applicable Laws respecting employment or labor practices (including all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and except for Proceedings the outcome of which has not had and would not reasonably be expected to be, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship.

(c)               Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation or been subject to such an investigation, in each case, with respect to the Company or any of its Subsidiaries.

(d)               To the knowledge of the Company, no employee, officer, or director of the Company or any of its Subsidiaries has engaged in any conduct constituting sexual misconduct, sexual harassment, harassment, or discrimination, or aided or assisted any other person or entity to engage in any conduct or cover-up of such conduct, that could cause any material harm to the Company’s or its Subsidiaries’ reputation or business.

4.12       Taxes.

(a)               Except as set forth on Schedule 4.12 of the Company Disclosure Letter, and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                 (A) All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed with the appropriate Taxing Authority, and all such Tax Returns are true, correct and complete, and (B) all Taxes that are due and payable by the Company or any of its Subsidiaries (including Taxes required to be withheld from payments to employees, creditors, shareholders or other Persons) have been paid in full (other than, in the case of clause (B), to the extent such Taxes are being contested in good faith by appropriate proceedings or adequate reserves have been established therefor in accordance with GAAP in the financial statements included in the Company SEC Documents).

(ii)              There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(iii)            There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents.

(iv)             There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP in the financial statements included in Company SEC Documents.

(v)               There are no Encumbrances for Taxes on any property of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(vi)             Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (A) any contract or arrangement solely between or among the Company and/or any of its Subsidiaries, or (B) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business and the primary purpose of which is not related to Taxes). Neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(vii)            Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period (or portion thereof) ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(viii)            Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(b)               Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(c)               Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)               Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.12, to the extent relating to Taxes or Tax matters, Section 4.5(b), and, to the extent expressly referring to Code sections, Section 4.10 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

4.13       Litigation. Except as set forth on Schedule 4.13 of the Company Disclosure Letter, and for such matters as have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no (a) Proceeding pending, or threatened in writing (or, to the knowledge of the Company, threatened orally) against the Company or any of its Subsidiaries or any of the Company Oil and Gas Properties or, to the knowledge of the Company, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or (b) judgment, decree, injunction, ruling, writ, stipulation, determination, award or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14       Intellectual Property.

(a)               The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate, or otherwise violate, any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company IT Systems (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed since January 1, 2018; and (iii) to the knowledge of the Company, are free from any malicious code.

(c)               Since January 1, 2018, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any Company IT Systems, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

4.15       Real Property. Except as set forth on Schedule 4.15 of the Company Disclosure Letter, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Leased Real Property.

4.16       Rights-of-Way. Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, fee assets, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained in any Company SEC Document, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any Rights-of-Way, except for such non-fulfillment, non-performance or violation that have not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17       Oil and Gas Matters. Except as set forth on Schedule 4.17 of the Company Disclosure Letter:

(a)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Ryder Scott Company, L.P. (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2018 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, as of the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report (the “Company Oil and Gas Properties”) and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)               Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by or on behalf of the Company or its Subsidiaries to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases that are a part of the Company Oil and Gas Properties (“Company Oil and Gas Leases”) have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Company Oil and Gas Properties have been timely and properly paid, (iii) none of the Company or any of its Subsidiaries (and, to the knowledge of the Company, no third-party operator) has violated any provision of, or taken or failed to take any action that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Company Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Company Oil and Gas Lease) included in the Company Oil and Gas Properties.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Company Oil and Gas Properties are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Company Oil and Gas Properties are being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason other than (i) as reported in the Company SEC Documents or (ii) awaiting preparation and approval of division order title opinions for recently drilled Wells. Neither the Company nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)               All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right that would become operative as a result of the Transactions.

(g)               Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, (a) there are no wells that constitute a part of the Company Oil and Gas Properties in respect of which the Company has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned; and (b) all wells drilled by the Company or any of its Subsidiaries are either (i) in use for purposes of production, injection or water sourcing, (ii) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

4.18       Environmental Matters.

(a)               Except as set forth on Schedule 4.18(a) of the Company Disclosure Letter, and for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                 the Company and its Subsidiaries and their respective operations and assets are, and at all times since January 1, 2017 have been, in compliance with Environmental Laws;

(ii)              as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the knowledge of the Company, threatened Proceeding, judgment, decree, injunction, ruling or order related to Environmental Laws;

(iii)            (A) there have been no Releases of Hazardous Substances at, under, to, or from any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases have resulted or are reasonably likely to result in liability to the Company or its Subsidiaries under any Environmental Law, (B) neither the Company nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Substances in a manner that has resulted or is reasonably likely to result in liability to the Company or its Subsidiaries under any Environmental Law, and (C) neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws, including any liability or obligation with respect to the investigation, remediation, removal or monitoring of the Release of any Hazardous Substances at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Substances from the Company’s operations have been sent for treatment, disposal storage or handling;

(iv)             neither the Company nor any of its Subsidiaries has assumed, either expressly or by operation of Law, any liability of any other Person related to Hazardous Substances or Environmental Laws; and

(v)               there have been no environmental investigations, studies, audits, or other analyses conducted on properties currently owned or operated by the Company during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(b)               Except as expressly set forth in this Section 4.18 and except for the representations and warranties relating to the Company Permits as expressly set forth in Section 4.9, neither the Company nor its Subsidiaries makes any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

4.19       Material Contracts.

(a)               Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which the Company or any Subsidiary of the Company is a party or to which their respective properties or assets is otherwise bound (but excluding any Company Benefit Plan):

(i)              each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)           each agreement or Organizational Document of the Company or any of its Subsidiaries that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances to the Surviving Corporation or any of its Subsidiaries, or transfer any of its properties or assets to the Surviving Corporation and any of its Subsidiaries;

(iii)         each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $2,000,000 or aggregate payments in excess of $8,000,000;

(iv)          each contract that creates, evidences, secures, guarantees or otherwise relates to (A) Indebtedness for borrowed money in any amount in excess of $2,000,000 or (B) other Indebtedness of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(v)            each contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $2,000,000 or aggregate payments in excess of $8,000,000 that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within sixty (60) days, other than contracts related to drilling rigs;

(vi)          each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms (A) materially restrict the ability of Parent or any of its Subsidiaries (including the Company and its Subsidiaries following the Closing) to (x) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (y) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of Parent or any of its Subsidiaries (including the Company and its Subsidiaries following the Effective Time);

(vii)       each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(viii)     each contract for any Derivative Transaction (including, for the avoidance of doubt, a listing of each confirmation number with respect thereto);

(ix)          each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Company Oil and Gas Properties;

(x)            each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar contract requiring the Company or any of its Subsidiaries to make annual expenditures in excess of $3,000,000 or aggregate payments in excess of $10,000,000 during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi)          any contract that (A) provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons (1) in excess of 5,000 barrels of oil equivalent of Hydrocarbons per day over a period of one (1) month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years and (B) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within sixty (60) days;

(xii)       each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases, or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Company Oil and Gas Properties, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii)     any contract or agreement that would be required to be disclosed in a Company SEC Document between the Company or any of its Subsidiaries, on the one hand, and (x) any of their respective current or former officers or directors, (y) any beneficial owner of five percent (5%) or more of the outstanding shares of Company Common Stock or (z) any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y), on the other hand;

(xiv)      any contract that creates future payment obligations (including settlement agreements or contracts that require any capital contributions to, or investments in, any Person) of the Company or any of its Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $2,500,000 or aggregate payments in excess of $10,000,000, or creates or would create an Encumbrance on any material asset or property of the Company or its Subsidiaries (other than Permitted Encumbrances);

(xv)        any contract (other than Oil and Gas Leases) pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $2,500,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could, based on current projections, exceed $2,500,000 annually or $10,000,000 in the aggregate; and

(xvi)      any acquisition contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $2,500,000 or aggregate payments in excess of $10,000,000 after the date hereof.

(b)               Collectively, the contracts set forth in Section  4.19(a) (including all amendments, amendments and restatements, modifications or supplements thereto (whether or not material)) are herein referred to as the “Company Contracts.” A true and complete copy of each Company Contract has been made available to Parent. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or threatened in writing (or, to the knowledge of the Company, threatened orally) with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20       Derivative Transactions.

(a)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.21       Insurance. The Company and its Subsidiaries have obtained and maintained insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their businesses and operations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each material insurance policy held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly and timely paid to date and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22       Opinion of Financial Advisors. The Company Board has received the respective opinions of each of Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC, addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to the holders (other than Parent and its Affiliates) of Company Common Stock. A copy of such opinions will be provided (on a confidential basis and solely for informational purposes) by the Company to Parent promptly following the execution of this Agreement and it is agreed and understood that such opinions are for the benefit of the Company Board and may not be relied on by Parent, or any director, officer or employee of Parent.

4.23       Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC pursuant to the engagement letters copies of which have been provided by the Company to Parent prior to the execution of this Agreement and that are in an aggregate amount not to exceed the amount reflected on Schedule 4.23 of the Company Disclosure Letter, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24       Regulatory Matters.

(a)               Neither the Company nor any Subsidiary of the Company is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(b)               All natural gas pipeline and related facilities owned by the Company or any of its Subsidiaries are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.25       No Additional Representations.

(a)               The Company acknowledges that except for the representations and warranties made in Article V or in any certificate delivered by Parent to the Company pursuant to Article VII, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, the Company acknowledges that except for the representations and warranties made by Parent in Article V or in any certificate delivered by Parent to the Company pursuant to Article VII, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b)               Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent in Article V or in any certificate delivered by Parent to the Company pursuant to Article VII, including expressly disclaiming reliance upon any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

(c)               Nothing in this Section 4.25 shall be construed as a waiver (or an admission of non-reliance) by the Company with respect to a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional and knowing fraud by Parent.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents filed prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein and excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), it being understood that any matter disclosed in such Parent SEC Documents shall not be deemed disclosed for purposes of Section 5.2(a) and Section 5.2(b) of this Agreement, Parent represents and warrants to the Company as follows:

5.1           Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Parent is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company complete and correct copies of the Organizational Documents of Parent and each of its Subsidiaries that is, as of the date of this Agreement, a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X (in each case, as amended prior to the date of this Agreement).

5.2           Capital Structure.

(a)               As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 150,000,000 shares of Parent Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on August 23, 2019: (A) 62,648,844 shares of Parent Common Stock were issued and outstanding, including 0 shares of restricted Parent Common Stock; (B) 42,249 shares of Parent Common Stock were treasury stock; (C) 290,258 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding stock appreciation or option rights to purchase Parent Common Stock; (D) 822,019 shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding time-vesting restricted stock unit awards in respect of shares of Parent Common Stock; (E) 484,222 (assuming satisfaction of performance goals at the maximum level) shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding performance-vesting restricted stock unit awards in respect of shares of Parent Common Stock; (F) no shares of Parent Preferred Stock were issued and outstanding; and (G) 1,408,565 shares of Parent Common Stock were reserved for issuance of future awards pursuant to the Parent Equity Plan.

(b)               All outstanding shares of Parent Capital Stock have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be (A) validly issued, fully paid and nonassessable and not subject to preemptive rights and (B) issued in compliance in all material respects with (1) applicable securities Laws and other applicable Law and (2) all requirements set forth in applicable contracts (including the Parent Equity Plan). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect owned Subsidiary of Parent, have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights and are free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth on Schedule 5.2(b) of the Parent Disclosure Letter, as set forth in this Section  5.2, and except for changes since August 23, 2019 resulting from (x) stock grants or other equity-based awards granted, issued, repurchased or redeemed in accordance with Section 6.2 or (y) the exercise of stock options (and the issuance of shares thereunder) or settlement of equity-based awards, in each case, outstanding as of such date, there are outstanding: (i) no shares of Parent Capital Stock, (ii) no Voting Debt or other voting securities or equity of Parent, (iii) no options, subscriptions, warrants, calls, or other rights (including preemptive rights) to subscribe for, purchase or acquire shares of Parent Capital Stock or Voting Debt or other voting or equity securities of Parent or any Subsidiary or securities convertible into or exchangeable or exercisable for Parent Capital Stock or Voting Debt or other voting or equity securities of Parent or such Subsidiary, (iv) no equity appreciation, phantom equity, stock unit, profit participation, cash-settled equity equivalents or awards, equity-based performance or other similar rights in respect of Parent Capital Stock, and (v) no other commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound that would (A) obligate Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting or equity securities of Parent or any of its Subsidiaries, (B) obligate Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement; or (C) obligate Parent to issue additional shares of Parent Common Stock at the Effective Time (other than pursuant to the terms of this Agreement (including pursuant to Section 3.1 and Section 3.2)).

(c)               There are no stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the Parent Capital Stock or other voting securities of Parent or any of its Subsidiaries. Parent and its Subsidiaries have no (i) material joint venture or other similar material equity interests in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries. Parent owns, directly or indirectly, all of the equity interests of its Subsidiaries.

5.3           Authority; No Violations, Consents and Approvals.

(a)               Parent has all requisite corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the Transactions, subject, with respect to consummation of the Merger, to the Parent Stockholder Approval. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, subject, with respect to consummation of the Merger, to the Parent Stockholder Approval. This Agreement has been duly executed and delivered by Parent and, assuming the due and valid execution of this Agreement, by the Company, constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, unanimously: (i) determined that this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) adopted and approved this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (iii) directed that this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance be submitted to the holders of Parent Common Stock for adoption and approval and (iv) recommended that the holders of Parent Common Stock adopt and approve this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance (such recommendation described in this clause (iv), the “Parent Board Recommendation”). The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement, the Merger, the Parent Common Stock Issuance and the other Transactions.

(b)               Except as set forth on Schedule 5.3(b) of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement does not, and (assuming the Parent Approvals are duly and timely obtained) the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent (assuming that the Parent Stockholder Approval is obtained) or any Subsidiary of Parent, (ii) require any notice, consent or approval under, result in a violation of, a termination (or right of termination) of, or default under, or the creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets of the Parent or any of its Subsidiaries under, any provision of any material contract to which Parent or any of its Subsidiaries is a party or material Parent Permit or (iii) assuming the Parent Approvals are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, solely in the case of this clause (iii), any such contraventions, conflicts, or violations, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4           Consents. No Consent from, order of, or registration, declaration, notice or filing with, or permit from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the Transactions, except for: (a) the filing of a notification and report form under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (c) the filing of the Statement of Merger with the Office of the Secretary of State of the State of Colorado and the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent, order, registration, declaration, notice, filing or permit that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (collectively, the “Parent Approvals”).

5.5           SEC Documents; Financial Statements.

(a)               Since January 1, 2018, Parent has timely filed or furnished with the SEC all forms, reports, schedules and statements (in each case, including all appropriate exhibits and schedules thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither Parent nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents. As of the date hereof, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b)               The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)               Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Parent SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Except as set forth on Schedule 5.5(c) of the Parent Disclosure Letter, there (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2018 there has not been, any illegal act or fraud, whether or not material, that involves management or employees of Parent or its Subsidiaries and (iii) is not, and since January 1, 2018 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries.

5.6           Absence of Certain Changes or Events.

(a)               Since June 30, 2019, there has not been any Parent Material Adverse Effect, or any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               From June 30, 2019 through the date of this Agreement, (i) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Parent Oil and Gas Properties, whether or not covered by insurance, and (ii) none of Parent or any of its Subsidiaries has undertaken any action that, if taken after the date hereof, would constitute a breach of or would require the consent of the Company pursuant to Section 6.2(b)(i), (iii), (iv), (v) or (vi).

5.7           No Undisclosed Liabilities. Except as set forth on Schedule 5.7 of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected on or for which reserves, if applicable, have been provided in accordance with GAAP on the balance sheet of Parent dated as of June 30, 2019 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2019; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to June 30, 2019; (c) liabilities incurred in connection with the Transactions and/or expressly permitted under this Agreement; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8           Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Registration Statement as it pertains to the information supplied by or on behalf of Parent and the Parent Stockholders Meeting will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

5.9           Parent Permits; Compliance with Applicable Laws. Except as set forth on Schedule 5.9 of the Parent Disclosure Letter, Parent and its Subsidiaries hold, and at all times since January 1, 2018 have held, all permits, licenses, certificates, registrations, consents, authorizations, variances, exemptions, certificates, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. The businesses of Parent and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of Parent, threatened orally), other than those the outcome that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

5.10       Compensation; Benefits.

(a)               For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to by, Parent or any of its Subsidiaries for the benefit of any current or former employee or director of Parent or any of its Subsidiaries, excluding, in each case, (A) that is maintained by a Governmental Entity to which Parent or any of its Subsidiaries contributes (or has an obligation to contribute) as required by applicable Law and (B) any Multiemployer Plan.

(b)               Each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               The Internal Revenue Service has issued a favorable determination, opinion or advisory letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(d)               No Parent Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by Parent or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a risk to Parent or its ERISA Affiliates of incurring any such liability, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)               None of the Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(f)                Except as set forth on Schedule 5.10(f) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for any group of retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code or similar state Law.

(g)               All contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent, except as, either individually or in the aggregate, would not reasonably be expected to result in a material liability of Parent.

(h)               There are no pending or, to the knowledge of Parent, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against (i) the Parent Benefit Plans, (ii) to the knowledge of Parent, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or (iii) the assets of any of the trusts under any of the Parent Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in a material liability of Parent.

(i)                 No Parent Benefit Plan exists that, as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated by this Agreement (whether alone or in conjunction with any other event) will (i) result in, cause the vesting, exercisability or delivery of, cause Parent or any of its Subsidiaries to transfer or set aside any assets to fund, any material benefits under any Parent Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director Parent or any of its Subsidiaries, (iii) result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) that would constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)                 Neither Parent nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(k)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan subject to the Laws of any jurisdiction outside of the United States (i) has been maintained in all respects in accordance with all applicable requirements; (ii) that is intended to qualify for special Tax treatment meet all requirements for such treatment; and (iii) that is intended to be funded and/or book reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

5.11       Taxes.

(a)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)                 (A) All Tax Returns required to be filed (taking into account extensions of time for filing) by Parent or any of its Subsidiaries have been timely filed with the appropriate Taxing Authority, and all such Tax Returns are true, correct and complete, and (B) all Taxes that are due and payable by Parent or any of its Subsidiaries (including Taxes required to be withheld from payments to employees, creditors, stockholders or other Persons) have been paid in full (other than, in the case of this clause (B), to the extent such Taxes are being contested in good faith by appropriate proceedings or adequate reserves have been established therefor in accordance with GAAP in the financial statements included in the Parent SEC Documents).

(ii)              There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Parent or any of its Subsidiaries.

(iii)            There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents.

(iv)             There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP in the financial statements included in Parent SEC Documents.

(v)               There are no Encumbrances for Taxes on any property of Parent or any of its Subsidiaries other than Permitted Encumbrances.

(vi)             Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (A) any contract or arrangement solely between or among Parent and/or any of its Subsidiaries, or (B) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business and the primary purpose of which is not related to Taxes). Neither Parent nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(vii)             Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period (or portion thereof) ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(viii)            Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(b)               Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(c)               Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)               Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 5.11, to the extent relating to Taxes or Tax matters, Section 5.5(b), and, to the extent expressly referring to Code sections, Section 5.10 are the sole and exclusive representations of Parent with respect to Taxes and Tax matters.

5.12       Labor Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or any class of the foregoing, relating to any applicable Laws respecting employment or labor practices (including all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship.

5.13       Litigation. Except as set forth on Schedule 5.13 of the Parent Disclosure Letter, and for such matters as have not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, there is no (a) Proceeding pending, or threatened in writing (or, to the knowledge of Parent, threatened orally) against Parent or any of its Subsidiaries or any of the Parent Oil and Gas Properties or, to the knowledge of Parent, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or (b) judgment, decree, injunction, ruling, writ, stipulation, determination, award or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14       Intellectual Property.

(a)               Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe upon or misappropriate, or otherwise violate, any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent IT Systems (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries; (ii) have not malfunctioned or failed since January 1, 2018; and (iii) to the knowledge of Parent, are free from any malicious code.

(c)               Since January 1, 2018, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any Parent IT Systems, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries.

5.15       Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Parent Leased Real Property (each, a “Parent Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Real Property Lease, and (c) there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Leased Real Property.

5.16       Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained in any Parent SEC Document, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any Rights-of-Way, except for such non-fulfillment, non-performance or violation that have not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17       Oil and Gas Matters.

(a)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by Ryder Scott Company, L.P. and Netherland Sewall & Associates, Inc. (in such capacity, the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2018 (the “Parent Reserve Reports”) or (ii) reflected in the Parent Reserve Reports or in the Parent SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Reports (the “Parent Oil and Gas Properties”) and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Reports for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)               Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by or on behalf of Parent or its Subsidiaries to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Reports was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Reports are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Reports that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases that are a part of the Parent Oil and Gas Properties (“Parent Oil and Gas Leases”) have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Parent Oil and Gas Properties have been timely and properly paid, (iii) none of Parent or any of its Subsidiaries (and, to the knowledge of Parent, no third party operator) has violated any provision of, or taken or failed to take any action that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Parent Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Parent Oil and Gas Lease) included in the Parent Oil and Gas Properties.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Parent Oil and Gas Properties are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Parent Oil and Gas Properties are being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason other than (i) as reported in the Parent SEC Documents or (ii) awaiting preparation and approval of division order title opinions for recently drilled Wells. Neither Parent nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)               All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right that would become operative as a result of the Transactions.

(g)               Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the knowledge of Parent, (a) there are no wells that constitute a part of the Parent Oil and Gas Properties in respect of which Parent has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned; and (b) all wells drilled by Parent or any of its Subsidiaries are either (i) in use for purposes of production, injection or water sourcing, (ii) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

5.18       Environmental Matters.

(a)               Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)                 Parent and its Subsidiaries and their respective operations and assets are, and at all times since January 1, 2017 have been, in compliance with Environmental Laws;

(ii)              as of the date of this Agreement, Parent and its Subsidiaries are not subject to any pending or, to the knowledge of Parent, threatened Proceeding, judgment, decree, injunction, ruling or order related to Environmental Laws;

(iii)            (A) there have been no Releases of Hazardous Substances at, under, to, or from any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases have resulted or are reasonably likely to result in liability to Parent or its Subsidiaries under any Environmental Law, (B) neither Parent nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Substances in a manner that has resulted or is reasonably likely to result in liability to Parent or its Subsidiaries under any Environmental Law, and (C) neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws, including any liability or obligation with respect to the investigation, remediation, removal or monitoring of the Release of any Hazardous Substances at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Substances from Parent’s operations have been sent for treatment, disposal storage or handling;

(iv)             neither Parent nor any of its Subsidiaries has assumed, either expressly or by operation of Law, any liability of any other Person related to Hazardous Substances or Environmental Laws; and

(v)               there have been no environmental investigations, studies, audits, or other analyses conducted on properties currently owned or operated by Parent during the past three years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(b)               Except as expressly set forth in this Section 5.18 and except for the representations and warranties relating to the Parent Permits as expressly set forth in Section 5.9, neither Parent nor its Subsidiaries makes any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

5.19       Derivative Transactions.

(a)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

5.20       Insurance. Parent and its Subsidiaries have obtained and maintained insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their businesses and operations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each material insurance policy held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly and timely paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.21       Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Chase & Co., addressed to the Parent Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. A copy of such opinion will be provided (on a confidential basis and solely for informational purposes) by Parent to the Company promptly following the execution of this Agreement and it is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied on by the Company, or any director, officer or employee of the Company.

5.22       Brokers. Except for the fees and expenses payable to J.P. Morgan Chase & Co., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.23       Regulatory Matters.

(a)               Neither Parent nor any Subsidiary of Parent is, or as of the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(b)               All natural gas pipeline and related facilities owned by Parent or any of its Subsidiaries are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.24       Sufficiency of Funds.

(a)               As of the date hereof and as of the Effective Time, Parent and its Subsidiaries will have available to them cash and other sources of immediately available funds, including commitments under the Parent Credit Agreement, to pay all cash amounts payable at the Effective Time pursuant to this Agreement or otherwise in connection with the Merger or the transactions relating thereto, including the Company Credit Agreement Amounts and amounts payable pursuant to any Change of Control Offer (as defined in the Company Notes Indenture) that results from the Merger (the “Transaction Amounts”). Parent and its Subsidiaries expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing, including, without limitation, the Committed Financing and/or the Financing.

(b)               Parent has delivered to the Company true, complete and correct copies of (i) the Commitment Letter pursuant to which JPMorgan Chase Bank, N.A has agreed, subject to the terms and conditions therein, to provide Parent with the debt financing set forth therein in connection with the Merger and the other transactions contemplated hereby and (ii) fee letter referenced therein (together with all exhibits, schedules and annexes thereto, the “Debt Fee Letter”, and together with the Commitment Letter, the “Debt Commitment Letter”) redacted solely for confidential provisions related to fees, “pricing flex” and other economic terms, none of which (x) subject the funding of the Committed Financing (as defined below) to any additional conditions precedent or (y) could reduce the total amount of the Committed Financing available to Parent on the Closing Date (other than as a result of changes to fees or original issue discount in accordance with the “flex” terms of the Debt Fee Letter). The debt financing committed pursuant to the Debt Commitment Letter shall be referred to herein as the “Committed Financing”.

(c)               Other than the Debt Commitment Letter and the Parent Credit Agreement (and the other documents previously delivered by Parent and its Subsidiaries pursuant to the terms of the Parent Credit Agreement), there are no side letters or other agreements, contracts, understandings or arrangements related to the Committed Financing to which Parent or any of its affiliates is a party.

(d)               As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, and are enforceable in accordance with their terms against Parent and, to the knowledge of Parent, the other parties thereto, subject to Creditors’ Rights.

(e)               As of the date of this Agreement and assuming the accuracy of all representations and warranties of the Company in the Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, or to the knowledge of Parent, the other parties thereto, under any term or condition of the Debt Commitment Letter.

(f)                There are no conditions relating to the funding of the full amount of the Committed Financing other than as set forth in the Debt Commitment Letter delivered to the Company on the date hereof. As of the date of this Agreement and assuming the accuracy of all representations and warranties of the Company in the Agreement, Parent has no reason to believe that any of the conditions to be satisfied by Parent relating to the funding of the full amount of the Committed Financing will not be satisfied at or prior to the Effective Time or that the Committed Financing will not be available to Parent at the Effective Time.

(g)               Parent has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or prior to the date of this Agreement and shall in the future pay any such fees as they become due.

5.25       No Additional Representations.

(a)               Parent acknowledges that except for the representations and warranties made in Article IV or in any certificate delivered by the Company to Parent pursuant to Article VII, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, Parent acknowledges that except for the representations and warranties made by the Company in Article IV or in any certificate delivered by the Company to Parent pursuant to Article VII, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii), any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b)               Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making, and Parent expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV or in any certificate delivered by the Company to Parent pursuant to Article VII, including expressly disclaiming reliance upon any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that Parent has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

(c)               Nothing in this Section 5.25 shall be construed as a waiver (or an admission of non-reliance) by Parent with respect to a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional and knowing fraud by the Company.

Article VI
COVENANTS AND AGREEMENTS

6.1           Conduct of Company Business Pending the Merger.

(a)               Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (after consultation with the Company, if practicable), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, (i) comply with applicable Law in all material respects and (ii) conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers, suppliers, creditors and employees; provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)               Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (after consultation with the Company, if practicable), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i)                 (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, the Company or its Subsidiaries, except for (1) dividends or distributions required by the Organizational Documents of any Subsidiary of the Company and (2) dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated or permitted by the terms of any Company Benefit Plan (including any award agreement applicable to any Company Equity Award);

(ii)              offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any Company Equity Awards outstanding as of the date hereof that were granted under the Company Equity Plans; (B) issuances of New Company PSU Awards pursuant to Section 3.2(c) of this Agreement; (C) the shares of capital stock or other equity issued as a dividend made in accordance with Section 6.1(b)(i); and (D) transactions solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company;

(iii)            amend or propose to amend the Company’s Organizational Documents or amend or propose to adopt any material change in the Organizational Documents of any of the Company’s material Subsidiaries or otherwise take any action to exempt any Person from any provision of the Organizational Documents of the Company or any of its Subsidiaries;

(iv)             (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Merger) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing, or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among the Company and its Subsidiaries or between or among Subsidiaries of the Company, (2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing contracts or (3) acquisitions for which the consideration is $2,000,000 individually or $8,000,000 in the aggregate or less;

(v)               sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement, (B) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (C) sales, leases, exchanges or dispositions for which the consideration and fair value is $2,000,000 individually or $8,000,000 in the aggregate or less or (D) sales of Hydrocarbons made in the ordinary course of business; provided that the Company shall not be permitted to sell any asset if as a result of such sale the Company would fail the “the substantially-all test” of Code Section 368(a);

(vi)             consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, or a restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries of a similar nature, other than such transactions among the Company and any Subsidiaries of the Company or among Subsidiaries of the Company;

(vii)          change in any material respect their financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)        (A) make (other than in the ordinary course of business consistent with past practice), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election), (B) amend any material Tax Return, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, except where the amount of any such settlements or compromises does not exceed $2,000,000 in the aggregate, or (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years;

(ix)             except as required by the terms of any Company Benefit Plan, (A) enter into, adopt or terminate any material Company Benefit Plan, other than entering into employment agreements in the ordinary course of business that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any Company Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to the Company of maintaining such Company Benefit Plan, (C) increase the compensation payable to any current or former employee or director, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to $125,000 or with a title equal to director or above, other than terminations for cause; (F) provide any funding for any rabbi trust or similar arrangement, or (G) enter into or amend any collective bargaining or works council or similar labor agreement;

(x)               (A) incur, create, assume or guarantee any Indebtedness, other than (1) incurrences under the Company Credit Agreement in the ordinary course of business in an aggregate amount under this clause (x)(A)(1) that would not cause outstanding borrowings under the Company Credit Agreement to exceed $200,000,000 or (2) transactions solely between or among the Company and its Subsidiaries or solely between or among Subsidiaries of the Company, and in each case guarantees thereof or (B) incur, create or suffer to exist any Encumbrance, other than (1) Encumbrances securing the Company Credit Agreement or other Indebtedness of the Company or its Subsidiaries existing on the date hereof or incurred in compliance with the foregoing clause (A), in each case in accordance with the terms thereof, (2) Encumbrances in existence on June 30, 2019 and disclosed in the Company’s Quarterly Report on Form 10-Q for the three-months ended June 30, 2019 or (3)  Permitted Encumbrances;

(xi)             except as expressly permitted in this Section 6.1 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any contract that would have been a Company Contract (excluding any Company Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew, or waive or accelerate any material rights or defer any liabilities under any Company Contract (excluding any Company Benefit Plan) or any contract (excluding any Company Benefit Plan) that would have been a Company Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Contract;

(xii)          other than the settlement of any Proceedings reflected or reserved against on the balance sheet of the Company (or in the notes thereto), settle or offer or propose to settle, any Proceeding (excluding (A) any audit, claim or other proceeding in respect of Taxes, which shall be governed exclusively by Section 6.1(b)(viii) and (B) any Transaction Litigation, which shall be governed exclusively by Section 6.11) involving solely the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $2,000,000 in the aggregate; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (3) has a materially restrictive impact on the business of the Company or any of its Subsidiaries;

(xiii)        authorize or make capital expenditures that are in the aggregate greater than one hundred fifteen percent (115.0%) of the aggregate amount of capital expenditures scheduled to be made in the Company’s drilling and completion capital expenditure budget for the applicable fiscal quarter as set forth in Schedule 6.1(b)(xiii) of the Company Disclosure Letter, except to the extent such operations are specifically further described in such Schedule 6.1(b)(xiii) of the Company Disclosure Letter, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xiv)         (A) enter into any lease for real property that would be a Company Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew, or waive or accelerate any rights or defer any liabilities under any Company Real Property Lease;

(xv)           fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market; or

(xvi)         agree to take any action that is prohibited by this Section  6.1(b).

6.2           Conduct of Parent Business Pending the Merger.

(a)               Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve substantially intact its existing relationships with its key customers, suppliers, creditors and employees; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)               Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i)                 (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of Parent or its Subsidiaries, except for (1) dividends or distributions required by the Organizational Documents of any Subsidiary of Parent and (2) dividends or distributions by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated or permitted by the terms of any Parent Benefit Plan as in effect on the date hereof (including any award agreement applicable to any Parent Equity Award granted under the Parent Equity Plan in effect on the date hereof or adopted or entered into in accordance with this Agreement);

(ii)              offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any Parent Equity Awards granted under the Parent Equity Plan and outstanding on the date hereof; (B) issuances of Parent Equity Awards under the Parent Equity Plan to employees, directors and other service providers in the ordinary course of business and consistent with past practice; (C) the shares of capital stock or other equity issued as a dividend made in accordance with Section 6.2(b)(i); (D) transactions between Parent and a wholly owned Subsidiary of Parent or between wholly owned Subsidiaries of Parent and (E) the issuance of Parent Common Stock in connection with the types of transactions referenced in Section 6.2(b)(iv);

(iii)            amend or propose to amend Parent’s Organizational Documents or amend or propose to adopt any material change in the Organizational Documents of any of Parent’s material Subsidiaries in a manner that would adversely affect the consummation of the Transactions, in either case, including by merger, consolidation or otherwise;

(iv)             consummate (A) a merger, consolidation, combination or amalgamation with any Person other than another wholly owned Subsidiary of Parent; (B) an acquisition (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner) of any business or any corporation, partnership, association or other business organization or division thereof; (C) any partnership, joint venture or similar arrangement involving a material investment or expenditure of funds by Parent or any of its Subsidiaries; or (D) any transaction to which Parent would issue shares of Parent Common Stock in consideration of such transaction and such issuance would require the vote of the stockholders of Parent pursuant to the rules of NASDAQ, in each case of clauses (A)-(D), if such action would reasonably be expected to prevent the consummation of the Transaction by Parent;

(v)               consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, or a restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries of a similar nature, other than such transactions among the Parent and any Subsidiaries of Parent or among Subsidiaries of Parent;

(vi)             change in any material respect their financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law; or

(vii)          agree to take any action that is prohibited by this Section  6.2(b).

6.3           No Solicitation by the Company.

(a)               The Company will, and will cause its Affiliates and Subsidiaries, and its and their respective directors, officers and Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations that commenced prior to and were ongoing as of the date of this Agreement with any Person with respect to a Company Competing Proposal.

(b)               Except as otherwise expressly permitted by this Section 6.3, from and after the date of this Agreement until the Effective Time, or if earlier, the termination of this Agreement in accordance with Article VIII hereof, the Company will not, and will cause its Affiliates and Subsidiaries, and its and their respective directors, officers and Representatives not to, and will not announce any intention to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Company Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement or commitment in respect of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Competing Proposal (other than a confidentiality agreement in accordance with Section 6.3(f)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) to (iv).

(c)               The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to any such proposal or offer or similar matter in any agreement to which the Company or any of its Subsidiaries is a party; provided that, if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a Company Competing Proposal on a confidential basis conditioned upon such person agreeing that the Company shall not be prohibited from providing any information to Parent regarding any such Company Competing Proposal in accordance with the terms of this Section 6.3. The Company shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Company Competing Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it shall promptly inform its Affiliates, Subsidiaries and Representatives of the obligations undertaken in this Section 6.3.

(d)               Unless expressly permitted by Section 6.3(f) or Section 6.3(g), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Competing Proposal, (iv) fail to publicly announce, within ten Business Days of any tender or exchange offer relating to any capital stock of the Company (or, if earlier, at least two (2) Business Days prior to the Company Shareholders Meeting), a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer and affirms the Company Board Recommendation or (v) fail to publicly reaffirm the Company Board Recommendation within ten Business Days of Parent’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Company Shareholders Meeting) following the public announcement of any Company Competing Proposal (or any material amendment to a Company Competing Proposal, including any change to the price or form of consideration) (any action or failure to act in clauses (i)-(v) being referred to as a “Company Change of Recommendation”).

(e)               From and after the date of this Agreement, the Company shall promptly advise (but in each case, not later than two (2) days of such receipt or request) Parent of the receipt by the Company of any Company Competing Proposal, or any proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal, made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal, or any proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal, or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal, or any proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (but in each case, not later than two (2) days of such receipt or request), and the Company shall provide to Parent (within such two-day time frame) either (i) a copy of any such Company Competing Proposal, or any such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (including all exhibits and schedules thereto) made in writing provided to the Company or any of its Subsidiaries or (ii) a written summary of the material terms of such Company Competing Proposal, or any such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (including the identity of the Person making such Company Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal) if not made in writing. The Company shall (A) keep Parent reasonably informed on a reasonably prompt basis with respect to the status and material terms of any such Company Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal, and any material changes to the status of any such discussions or negotiations and (B) promptly (and in any event no later than forty-eight (48) hours after receipt by the Company or any of its Subsidiaries) provide to Parent either (x) a copy of any such material changes to such Company Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (including all exhibits and schedules thereto) made in writing and any material correspondence with respect thereto or (y) a written summary of such material changes to the terms of such Company Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal if not made in writing or any material oral correspondence with respect thereto. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal in accordance with Section 6.3(f), prior and as a condition to providing any such information or engaging in any such discussions or negotiations; provided, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such third party.

(f)                Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)                 to the extent applicable, disclose to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Company Competing Proposal; provided, however, that the Company shall not effect any Company Change of Recommendation other than in accordance with Section 6.3(f)(iii) or Section 6.3(g);

(ii)              prior to the receipt of the Company Shareholder Approval, engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person who has made a written, bona fide Company Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to this Section 6.3 may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section  6.3, and (B) prior to and as a condition to taking any such actions, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal;

(iii)            prior to the receipt of the Company Shareholder Approval, in response to a Company Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), if prior and as a condition to taking such action (A) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Company Competing Proposal) and (y) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law and (B) the Company shall have given five (5) Business Days’ prior notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person making such proposal), and that the Company intends to take such action, and (1) after giving such notice and prior to effecting such Company Change of Recommendation or termination, the Company negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate), which negotiations may be on a nonexclusive basis with respect to other negotiations or discussions permitted by this Section  6.3, to make such adjustments or revisions to the terms and conditions of this Agreement such that the Company Competing Proposal would no longer constitute a Company Superior Proposal and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d)(1), the Company Board takes into account any adjustments or revisions to the terms of this Agreement committed to by Parent in writing, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) the Company Competing Proposal remains a Company Superior Proposal and (y) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law; provided, that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Company Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(f)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(f)(iii) shall be reduced to two (2) Business Days; and

(g)               Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Shareholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if prior to and as a condition to taking such action (A) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law, (B) the Company shall have given five (5) Business Days’ prior notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and (1) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be reasonably likely to be inconsistent with the fiduciary obligations owed by the Company Board to the Company’s shareholders under applicable Law; provided that, in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(g) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(g) shall be reduced to two (2) Business Days.

6.4           No Solicitation by Parent.

(a)               Parent will, and will cause its Affiliates and Subsidiaries, and its and their respective directors, officers and Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations that commenced prior to and were ongoing as of the date of this Agreement with any Person with respect to a Parent Competing Proposal.

(b)               Except as otherwise expressly permitted by this Section 6.4, from and after the date of this Agreement until the Effective Time, or if earlier, the termination of this Agreement in accordance with Article VIII hereof, Parent will not, and will cause its Affiliates and Subsidiaries, and its and their respective directors, officers and Representatives not to, and will not announce any intention to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Parent Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Parent Competing Proposal, (iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement or commitment in respect of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Competing Proposal (other than a confidentiality agreement in accordance with Section 6.4(f)(ii)) or (v) resolve, agree or publicly propose to, or permit Parent or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) to (iv).

(c)               Parent shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to any such proposal or offer or similar matter in any agreement to which Parent or any of its Subsidiaries is a party; provided, that if the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable Law, Parent may waive any such standstill provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal on a confidential basis conditioned upon such person agreeing that Parent shall not be prohibited from providing any information to the Company regarding any such Parent Competing Proposal in accordance with the terms of this Section 6.4. Parent shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Parent Competing Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Parent or any of its Subsidiaries. Parent agrees that it shall promptly inform its Affiliates, Subsidiaries and Representatives of the obligations undertaken in this Section 6.4.

(d)               Unless expressly permitted by Section 6.4(f) or Section 6.4(g), Parent shall not (i) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Competing Proposal, (iv) fail to publicly announce, within ten Business Days of any tender or exchange offer relating to any capital stock of Parent (or, if earlier, at least two (2) Business Days prior to the Parent Stockholders Meeting), a statement disclosing that the Parent Board recommends rejection of such tender offer or exchange offer and affirms the Parent Board Recommendation or (v) fail to publicly reaffirm the Parent Board Recommendation within ten Business Days of Parent’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Parent Stockholders Meeting) following the public announcement of any Parent Competing Proposal (or any material amendment to a Parent Competing Proposal, including any change to the price or form of consideration) (any action or failure to act in clauses (i)-(v) being referred to as a “Parent Change of Recommendation”).

(e)               From and after the date of this Agreement, Parent shall promptly advise (but in each case, not later than two (2) days of such receipt or request) the Company of the receipt by Parent of any Parent Competing Proposal, or any proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Parent Competing Proposal, made on or after the date of this Agreement or any request for non-public information or data relating to the Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal, or any proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Parent Competing Proposal, or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal, or any proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Parent Competing Proposal (but in each case, not later than two (2) days of such receipt or request), and Parent shall provide to the Company (within such two (2) day time frame) either (i) a copy of any such Parent Competing Proposal, or any such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (including all exhibits and schedules thereto) made in writing provided to Parent or any of its Subsidiaries or (ii) a written summary of the material terms of such Parent Competing Proposal, or any such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (including the identity of the Person making such Parent Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal) if not made in writing. Parent shall (A) keep the Company reasonably informed on a reasonably prompt basis with respect to the status and material terms of any such Parent Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal, and any material changes to the status of any such discussions or negotiations and (B) promptly (and in any event no later than forty-eight (48) hours after receipt by Parent or any of its Subsidiaries) provide to the Company either (i) a copy of any such material changes to such Parent Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal (including all exhibits and schedules thereto) made in writing and any material correspondence with respect thereto or (ii) a written summary of such material changes to the terms of such Parent Competing Proposal, or such proposal, inquiry, offer or indication of interest that would reasonably be expected to lead to a Company Competing Proposal if not made in writing or any material oral correspondence with respect thereto. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal in accordance with Section 6.4(f), prior and as a condition to providing any such information or engaging in any such discussions or negotiations; provided, that all such information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such third party.

(f)                Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i)                 to the extent applicable, disclose to Parent’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Parent Competing Proposal; provided, however, that Parent shall not effect any Parent Change of Recommendation other than in accordance with Section 6.4(f)(iii) or Section 6.4(g);

(ii)              prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) with any Person who has made a written, bona fide Parent Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.4; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from complying with the provisions of this Section 6.4, and (B) prior to and as a condition to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal;

(iii)            prior to the receipt of the Parent Stockholder Approval, in response to a Parent Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.4, if the Parent Board so chooses, cause Parent to effect a Parent Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(c), if prior and as a condition to taking such action (A) the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that (x) such Parent Competing Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by the Company in response to such Parent Competing Proposal) and (y) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable Law and (B) Parent shall have given five (5) Business Days’ prior notice to the Company that Parent has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person making such proposal), and, that Parent intends to take such action, and (1) after giving such notice and prior to effecting such Parent Change of Recommendation or termination, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate), which negotiations may be on a nonexclusive basis with respect to other negotiations or discussions permitted by this Section 6.4, to make such adjustments or revisions to the terms and conditions of this Agreement such that the Parent Competing Proposal would no longer constitute a Parent Superior Proposal; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation or terminate this Agreement pursuant to Section 8.1(c), the Parent Board takes into account any adjustments or revisions to the terms of this Agreement committed to by the Company in writing, and determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that (x) the Parent Competing Proposal remains a Parent Superior Proposal and (y) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable Law; provided, that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Parent Superior Proposal, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(f)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(f)(iii) shall be reduced to two (2) Business Days; and

(g)               Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation if prior to and as a condition to taking such action (A) the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable Law, (B) Parent shall have given five (5) Business Days’ prior notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and (1) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement as would permit Parent Board not to effect a Parent Change of Recommendation in response thereto; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be reasonably likely to be inconsistent with the fiduciary obligations owed by Parent Board to Parent’s stockholders under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(g) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(g) shall be reduced to two (2) Business Days.

6.5           Preparation of Joint Proxy Statement and Registration Statement.

(a)               Parent and the Company will promptly furnish to the other party such data and information relating to it, its respective Subsidiaries and the holders of its capital stock, as the Company or Parent, as applicable, may reasonably request for the purpose of including such data and information in the Registration Statement or the Joint Proxy Statement, and, in each case, any amendments or supplements thereto.

(b)               Promptly following the date hereof, (i) the Company and Parent shall cooperate in preparing, and the Company shall cause to be filed with the SEC as promptly as practicable, a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Shareholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting, and (ii) Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Parent and the Company shall jointly prepare any response to such comments or requests, and each of the Company and Parent agrees to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)               Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)               If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent.

6.6           Company Shareholders Meeting and Parent Stockholders Meeting.

(a)               The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval, to be held as promptly as reasonably practicable following the declaration of effectiveness of the Registration Statement and the clearance of the Joint Proxy Statement by the SEC. Except as expressly permitted by Section  6.3, the Company Board shall recommend that the shareholders of the Company vote in favor of the approval of this Agreement at the Company Shareholders Meeting and the Company Board shall solicit from shareholders of the Company proxies in favor of the approval of this Agreement, and the Joint Proxy Statement shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Shareholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to the Company’s shareholders or (B) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting and (ii) may adjourn or postpone the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. The Company shall promptly provide Parent with all voting tabulation reports relating to the Company Shareholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative and shall otherwise keep Parent reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto.

(b)               Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the declaration of effectiveness of the Registration Statement and the clearance of the Joint Proxy Statement by the SEC. Except as expressly permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent vote in favor of the Parent Common Stock Issuance at the Parent Stockholder Meeting and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Common Stock Issuance, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has made the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, Parent reasonably determines in good faith that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative and shall otherwise keep the Company reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto.

(c)               The parties shall cooperate and use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same day and at approximately the same time. Unless there has been a Company Change of Recommendation or a Parent Change of Recommendation, as expressly permitted by Section  6.3 or Section 6.4, respectively, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s shareholders, Parent’s stockholders or any other Person to prevent the Company Shareholder Approval and Parent Stockholder Approval from being obtained.

(d)               Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, the Company and Parent agree that (i) their respective obligations to call, give notice of, convene and hold the Company Shareholders Meeting and Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, (ii) the Company’s obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Competing Proposal or other proposal (including, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event and (iii) Parent’s obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to Parent of any Parent Competing Proposal or other proposal (including, a Parent Superior Proposal) or the occurrence or disclosure of any Parent Intervening Event.

6.7           Access to Information.

(a)               Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers, shareholders/stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other party. Each party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section  6.7(a), neither party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments). Notwithstanding the foregoing, neither party shall have access to personnel records of the other party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other party’s good faith opinion the disclosure of which could subject the other party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, neither party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other party or its Subsidiaries without the prior written consent of the other party, which may be granted or withheld in such other party’s sole discretion. Each party agrees that (i) no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent herein and (ii) it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)               The Nondisclosure Agreement, dated as of July 1, 2019, between Parent and the Company (as amended from time to time, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

6.8           Regulatory Approvals; Efforts.

(a)               Each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions.

(b)               Except for the filings and notifications made pursuant to Antitrust Laws to which Section 6.8(c), Section 6.8(d) and Section 6.8(e), and not this Section 6.8(b), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Neither party nor its Subsidiaries shall agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)               As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the parties shall make any filings required under the HSR Act. Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Parent and the Company shall each use its reasonable best efforts to respond to and substantially comply with any request for information or documentary material from any Governmental Entity charged with enforcing, applying, administering, or investigating any Antitrust Law, including the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States, or any other competition authority of any other jurisdiction (“Antitrust Authority”). Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, in connection with the efforts referenced in this Section 6.8, (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other party of any communication concerning this Agreement or any of the Transactions to that party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Transactions, and consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the Transactions, including furnishing the other party with any written notices or other communications received by such party from, or given by such party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, except that any materials concerning one party’s valuation of the other party may be redacted; and (iii) permit the other party to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement or any of the Transactions unless it consults with the other party and its Representatives in advance and invites the other party’s Representatives to attend in accordance with applicable Laws. The parties shall take reasonable efforts to preserve the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege with respect to any information shared pursuant to this Section 6.8(c).

(d)               Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including, but not limited, to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets (each, a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date; provided, however, that nothing in this Agreement shall require Parent or any of its Subsidiaries to take or agree to take any Divestiture Action or other action that would reasonably be expected to have, individually or in the aggregate, an adverse effect on the business, financial conditions or operations of Parent and the Company on a combined basis, taken as a whole, after giving effect to the Merger which effect would be a material adverse effect relative to a company that is of a size and scope substantially similar to the Company, taken as a whole. The Company shall not take or agree to take any Divestiture Action unless requested in writing by Parent, provided that the Company shall not be required to take any Divestiture Action reasonably requested by Parent unless such action is only effective after the Effective Time and conditioned upon the consummation of the Transactions.

(e)               In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action (provided that in no event shall this Section 6.8(e) require Parent to make or agree to take any Divestiture Action that would reasonably be expected to have, individually or in the aggregate, an adverse effect on the business, financial conditions or operations of Parent and the Company on a combined basis, taken as a whole, after giving effect to the Merger which effect would be a material adverse effect relative to a company that is of a size and scope substantially similar to the Company, taken as a whole). Subject to the terms of this Section 6.8, including the immediately foregoing sentence, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date.

(f)                Neither the Company nor Parent shall take any action that could reasonably be expected to hinder or delay obtaining clearance, or the expiration or termination of the applicable waiting period, under the HSR Act.

6.9           Employee Matters.

(a)               No later than ten (10) Business Days prior to the Closing Date, Parent will provide the Company a complete list of employees that Parent will be (i) offering continuing employment with Parent or its Subsidiaries, (ii) offering transitional employment with Parent or its Subsidiaries until the end of a specified transition date or (iii) informing that their employment will terminate on the Closing Date. As of the Effective Time, the Surviving Corporation shall, or shall cause one of its Subsidiaries to, employ each employee of the Company and its Subsidiaries who continues to be employed by the Surviving Corporation or its Subsidiaries as of the Effective Time (each employee, a “Continuing Employee”) and to provide to each such Continuing Employee the base salary or wages and annual target cash bonus opportunity or semi-annual cash bonus opportunity, as applicable, in effect as of immediately prior to the Effective Time. From and after the Effective Time, the Surviving Corporation shall honor all Company Benefit Plans and all plans, programs, practices, policies, arrangements and agreements referenced on Schedule 3.2(c) of the Company Disclosure Letter, in each case, in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing herein shall, after the Effective Time, prohibit the Surviving Corporation or any of its Subsidiaries from amending or terminating any such Company Benefit Plan, or compensation arrangement or agreement in accordance with its terms or impose on the Surviving Corporation or any of its Subsidiaries any obligation to retain any employee for any amount of time. During the period commencing as of the Effective Time and ending on the first anniversary of the Closing (such period, the “Continuation Period”), the Surviving Corporation shall, and shall cause one of its Subsidiaries to, provide each Continuing Employee with, during the Continuation Period, severance payments, rights and/or benefits that are no less favorable than the severance payments, rights and/or benefits under the applicable Company Benefit Plans set forth on Schedule 6.9(a) of the Company Disclosure Letter.

(b)               With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees immediately prior to Closing become eligible to participate on or after the Effective Time (the “New Plans”), the Surviving Corporation shall, or shall cause one of its Subsidiaries to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such Continuing Employee and his or her spouse and/or eligible dependents with credit for any eligible expenses incurred by such Continuing Employee or his or her spouse and/or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of services.

(c)               Except with respect to Parent Assumed PSU Awards pursuant to Section 3.2(c), Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.

(d)               Nothing in this Agreement shall confer upon any employee, director or consultant of the Company or any of its Affiliates any right to continue in the employ or service of the Surviving Corporation, or any Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation or any Affiliate thereof to discharge or terminate the services of any employee, director or consultant of the Company or any of its Affiliates at any time for any reason whatsoever, with or without cause, subject to the terms of any employment agreement, severance agreement, arrangement, plan, policy, program or practice or other similar agreement, arrangement, plan, policy, program or practice. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time except, during the Continuation Period, Parent shall not amend, modify or terminate in any manner adverse to the relevant employees any severance payments or benefits contained in the Company Benefit Plans set forth on Schedule 6.9(a) of the Company Disclosure Letter. Without limiting the generality of the final sentence of Section 9.7, nothing in this Section 6.9, express or implied, is intended to or shall confer upon any person, including any current or former employee, director or consultant of the Company or any of its Affiliates, any third party beneficiary or other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.10       Indemnification; Directors’ and Officers’ Insurance.

(a)               Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise (which shall be assumed by the Surviving Corporation), from the Effective Time and until the six year anniversary of the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Benefit Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Benefit Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and the Surviving Corporation shall pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law and in accordance with the procedures (if any) set forth in the Organizational Documents of the Company or any Subsidiary of the Company; provided, that such Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification).

(b)               The Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the specific intent to) adversely the rights thereunder of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. The Surviving Corporation shall, and cause its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c)               To the fullest extent permitted under applicable Law, the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 6.10, relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)               Parent and the Company will cause to be put in place, and Parent shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance companies with terms and conditions no less favorable than the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion to, but shall not be required to, spend more than three hundred percent (300%) (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase the greatest coverage available for the six-year period for the Cap Amount.

(e)               In the event that the Surviving Corporation, any Subsidiary of the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or such Subsidiary of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his or her heirs and representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. The Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11       Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith (“Transaction Litigation”), the parties agree to promptly (and in any event within two (2) Business Days) notify the other party of such Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof and cooperate and use their reasonable best efforts to defend against and respond thereto. Each party shall (a) give the other party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation against the first party and (b) shall consider in good faith the other party’s advice with respect to such Transaction Litigation and, to the extent practicable, give the other party and its advisors the right to review and comment on any material filings or responses in connection with such Transaction Litigation by or on behalf of the first party. Each party shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to any Transaction Litigation against it without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12       Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. The parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the parties, except as may be required by Law or by the rules of any stock exchange upon which such party’s or any of its Subsidiaries’ capital stock is traded (in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide an opportunity to the other party to review and comment upon such public announcement or statement in advance and shall give due consideration to all reasonable changes suggested thereto); provided that each party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that consist solely of information previously disclosed in press releases or announcements previously approved by either party or made by either party in compliance with this Section 6.12; provided, further, that neither party shall be (a) restricted from making internal communications with its employees which are not made public or (b) required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13       Advice of Certain Matters; No Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14       Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions or acquisitions of equity securities of the Company (including derivative securities) or acquisitions or dispositions of equity securities of Parent (including derivative securities) in connection with this Agreement by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or any officer or director who will become subject to such reporting requirements with respect to Parent, to be exempt pursuant to Rule 16b-3 under the Exchange Act.

6.15       Stock Exchange Listing and Delisting Application. Prior to the Closing, Parent shall take all action necessary to cause the Merger Consideration to be approved for listing on the NASDAQ prior to the Closing Date, subject to official notice of issuance. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event, no more than 10 calendar days after the Closing Date.

6.16       Tax Matters. Each of Parent and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any action that would, or would reasonably be expected to, prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 7.2(e) and Section 7.3(e). In connection therewith, (a) Parent shall deliver to Wachtell, Lipton, Rosen & Katz (or another nationally recognized tax counsel reasonably acceptable to Parent) (“Parent Tax Counsel”) and Akin Gump Strauss Hauer & Feld LLP (or another nationally recognized tax counsel reasonably acceptable to the Company) (“Company Tax Counsel”) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Section 7.2(e) and Section  7.3(e) (the “Parent Tax Certificate”) and (b) the Company shall deliver to Parent Tax Counsel and Company Tax Counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Section 7.2(e) and Section 7.3(e) (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and Parent and the Company shall each provide such other information as reasonably requested by each of Parent Tax Counsel and Company Tax Counsel for purposes of rendering the opinions described in Section 7.2(e) and Section 7.3(e), as applicable.

6.17       Takeover Laws. None of the parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.18       Financing.

(a)               Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions, and use commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to pay the Transaction Amounts. Parent’s obligations pursuant to this Section 6.18(a) shall include using commercially reasonable efforts to (i) timely (and in any event by the Effective Time) negotiate and enter into definitive agreements with respect to (X) amendments to the Parent Credit Agreement or new facilities, as applicable, and in each case as contemplated by the Debt Commitment Letter on the terms and conditions set forth therein (or on terms and conditions that do not (a) impose new or additional conditions not set forth in, or otherwise expand, amend, modify or waive any conditions set forth in, the Debt Commitment Letter or (b) make the timely funding to Parent of funds sufficient to satisfy the Transaction Amounts or the satisfaction of the conditions to obtaining such funds materially less likely to occur by the Effective Time) or (Y) replacement financing of the financing contemplated by the Debt Commitment Letter on terms and conditions that do not make the timely funding to Parent of funds sufficient to satisfy the Transaction Amounts or the satisfaction of the conditions to obtaining such funds materially less likely to occur by the Effective Time as compared to the Debt Commitment Letters and (ii) satisfy or cause to be waived on a timely basis (and in any event by the Effective Time) all conditions to funding applicable to Parent set forth in the Debt Commitment Letter or such definitive agreements, including definitive agreements with respect to any replacement financing of the financing contemplated by the Debt Commitment Letters, that are within its (or any Affiliate’s) control.. Parent shall keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing (as defined below) and to satisfy the conditions thereof and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on Parent’s ability to pay any Transaction Amounts due on the Effective Date.

(b)               Following the date of this Agreement until the Effective Time, upon the written request of Parent, the Company agrees to use commercially reasonable efforts to provide, cause its Subsidiaries to provide and cause its Representatives to provide, all such cooperation reasonably requested by Parent in connection with Parent’s financing arrangements to fund the Transaction Amounts (any such financing arrangement, the “Financing”), including:

(i)                 furnishing to Parent and any of its financing sources who are subject to customary confidentiality arrangements:

(A)             unaudited consolidated balance sheets and related statements of operations, cash flows and changes in shareholders’ equity for the Company for each fiscal quarter (other than the fourth fiscal quarter in any fiscal year) ended after the close of its most recent fiscal year and at least 40 days prior to the Closing Date; and

(B)              such financial information, including historical financial information relating to the Company or its Subsidiaries and other information reasonably requested by Parent relating to the Company or its Subsidiaries that is customary or reasonably required in connection with the Financing; and

(ii)              using commercially reasonable efforts to assist Parent with the timely preparation of customary rating agency presentations, bank information memoranda, lender presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing;

(iii)            using commercially reasonable efforts to execute and deliver as of the Closing pledge and security documents, supplemental indentures, guarantees, currency or interest hedging arrangements, other definitive financing documents, or other certificates, instruments or documents as may be reasonably requested by Parent and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Financing, it being understood that none of such documents, such pledges or grants will take effect until the Effective Time;

(iv)             using commercially reasonable efforts , upon reasonable request of Parent, to provide such cooperation reasonably requested in connection with a borrowing base redetermination under the Parent Credit Agreement, including delivery of certificates, reports, data and supplemental information;

(v)               using commercially reasonable efforts to take all reasonable and customary actions reasonably requested by Parent to (A) permit any of Parent’s financing sources who are subject to customary confidentiality arrangements to evaluate the Company and its Subsidiaries’ reserves, assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and to assist with other collateral audits and due diligence examinations, and (B) permit Parent to establish bank and other accounts and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Financing (not to be effective prior to the Closing unless the Company otherwise agrees in writing);

(vi)             providing at least 4 Business Days prior to the Closing Date all documentation and other information relating to the Company and its Subsidiaries that is reasonably requested by Parent at least 9 Business Days prior to the Closing Date required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(vii)          using commercially reasonable efforts to provide customary authorization letters authorizing the distribution of information regarding the Company and its Subsidiaries to prospective lenders who are subject to customary confidentiality arrangements in connection with the Financing containing such customary representations as have been approved by the Company;

(viii)        using commercially reasonable efforts to cause the taking of any corporate, limited liability company or partnership actions, as applicable, by the Company or its Subsidiaries reasonably necessary to permit the completion of such Financing, subject to the occurrence of the Closing; and

(ix)             using commercially reasonable efforts to cooperate in connection with any offering of notes, including by:

(A)             using commercially reasonable efforts to cause its Representatives to participate in due diligence sessions, provide customary consents and customary comfort letters; and

(B)              using commercially reasonable efforts to cause management teams of the Company or its Subsidiaries, with appropriate seniority and expertise, to provide customary cooperation; and

(C)              using commercially reasonable efforts to cooperate with due diligence relating to such offerings, to the extent customary and reasonable.

(c)               The Company shall, and shall cause its Subsidiaries to, following (and not prior to) the written request from Parent to do so, use commercially reasonable efforts to (x) deliver a prepayment and commitment termination notice under and (y) otherwise facilitate the termination at the Closing of all commitments in respect of the Company Credit Agreement, the repayment in full on the Closing Date of all obligations in respect of the Indebtedness under the Company Credit Agreement (subject to clause (c) below), the release on the Closing Date of any Encumbrances securing such Indebtedness and guarantees in connection therewith, and, with respect to any letters of credit outstanding thereunder, the cash collateralization by Parent thereof or the making of any alternate arrangements with respect thereto that are reasonably requested by Parent, including using commercially reasonable efforts to deliver to Parent a fully executed, customary payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”), and shall request that such Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Encumbrances (and guarantees), if any, granted in connection with the Company Credit Agreement or any other Indebtedness under the Company Credit Agreement of the Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to Indebtedness under the Company Credit Agreement shall, upon the payment of the amount set forth in the Payoff Letter at or prior to the Effective Time, be released and terminated.

(d)               To the extent Parent has requested the termination of the commitments under the Company Credit Agreement, Parent shall deposit, or cause to be deposited, funds with the administrative agent no later than the Closing Date in an amount sufficient for such repayment (the “Company Credit Agreement Amounts”).

(e)               The Company shall, and shall cause its Subsidiaries to, following (and not prior to) the request from Parent to do so, use commercially reasonable efforts to provide all reasonable cooperation requested by Parent to facilitate the Parent’s assumption of the Company Notes, effective as of the Closing Date (including delivering any notices, requests, orders or certificates reasonably required to be delivered in connection therewith).

(f)                Notwithstanding anything to the contrary in this Section 6.18, in connection with the Committed Financing, the Financing or any other cooperation contemplated by this Section 6.18, no action shall be required of the Company or its Subsidiaries pursuant to this Section 6.18 if any such action shall, or would reasonably be expected to:

(i)                 cause any representation or warranty or covenant contained in this Agreement to be breached (unless waived by Parent);

(ii)              involve the entry by the Company or any Subsidiary into any agreement or instrument prior to the occurrence of the Closing (other than those certain officer notices or certificates delivered in connection with a borrowing base redetermination under the Parent Credit Agreement or such agreements or instruments delivered in advance of Closing of which the effectiveness is conditioned thereon);

(iii)            require the Company or any of its Subsidiaries or any of its or their Representatives to provide (or to have provided on its behalf) any certificates (other than (i) those delivered in connection with a borrowing base redetermination under the Parent Credit Agreement and (ii) a certificate, in form reasonably satisfactory to the trustee under the Company Notes Indenture, to the effect that immediately prior to the Effective Time no Default (as defined in the Company Notes Indenture) or Event of Default (as defined in the Company Notes Indenture) exists under the Company Notes Indenture) or legal opinions;

(iv)             cause any director, officer or employee or shareholder of the Company or any of its Subsidiaries to incur any personal liability;

(v)               conflict with the Organizational Documents of the Company or its Subsidiaries or any Laws;

(vi)             result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which the Company or any of its Subsidiaries is a party;

(vii)              require the Company or any of its Subsidiaries to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries;

(viii)             require the Company or any of its Subsidiaries to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice;

(ix)               prepare any projections or pro forma financial statements, which shall be the sole responsibility of Parent;

(x)               unreasonably interfere with the ongoing business or operations of the Company and/or its Subsidiaries; or

(xi)               require the Company or any Subsidiary to pay any commitment or other fee or incur any other expense, liability or obligation prior to the Closing Date that would not be reimbursed or indemnified under Section 6.18(g) or Section 6.18(h);

(xii)               cause any director, officer, or employee of the Company or any of its Subsidiaries to execute any agreement or certificate in his or her individual, rather than official, capacity; or

(xiii)             require the Company or any of its Subsidiaries or any of its or their Representatives to prepare or provide any environmental assessment.

(g)               Promptly upon the Company’s request and in any event within 5 Business Days of such request, all reasonable and documented out-of-pocket fees and expenses incurred by the Company and its Subsidiaries in connection with cooperation or assistance with financing arrangements, debt repayments, or any other matters contemplated by this Section 6.18 shall be paid or reimbursed by Parent whether or not the Merger is consummated or this Agreement is terminated.

(h)               Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties suffered or incurred in connection with Parent’s financing arrangements, debt repayments, or any assistance or cooperation contemplated by this Section 6.18 (other than arising out of gross negligence, willful misconduct or bad faith by the Company or its Subsidiaries or their respective Representatives).

(i)                 The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing solely to the extent requested under the Commitment Letter and only so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

6.19       Company Benefit Plans. Prior to the Closing Date, unless Parent provides the Company with written notice at least ten (10) days prior to Closing electing not to enforce this Section 6.19, the Company shall take all actions necessary or appropriate to: (a) adopt resolutions to terminate each Company Benefit Plan that includes a “qualified cash or deferred arrangement” as defined in Section 401(k)(2) of the Code (a “Company 401(k) Plan”) effective no later than the day immediately preceding the Closing Date (b) provide evidence that each Company 401(k) Plan has been terminated by providing a copy of the action of the Company Board in form and substance satisfactory to Parent, and (c) take such other actions reasonably necessary or appropriate in furtherance of terminating each Company 401(k) Plan as Parent may reasonably require. Each participant in the Company 401(k) Plan who is employed by the Surviving Corporation after the Effective Time shall be immediately eligible, as of the Effective Time, to commence participation in a tax-qualified defined contribution plan of Parent or one of its Affiliates (the “Parent 401(k) Plan”) and be given the opportunity to elect to “roll over” the account balance (including any outstanding loans) under the Company 401(k) Plan to the Parent 401(k) Plan.

Article VII
CONDITIONS PRECEDENT

7.1           Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:

(a)               Company Shareholder Approval and Parent Stockholder Approval. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)               HSR Clearance. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)               No Injunctions or Restraints. No Governmental Entity of the United States or any state thereof having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted after the date of this Agreement that makes consummation of the Merger illegal or otherwise prohibited.

(d)               Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)               NASDAQ Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement shall have been authorized for listing on the NASDAQ, upon official notice of issuance.

7.2           Additional Conditions to Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)               Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b), Section 4.6(a) and Section 4.23, shall be true and correct (except, with respect to Section 4.2(a) and Section 4.2(b) for any de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.1, Section 4.3(a), and Section 4.22 shall be true and correct in all material respects (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made of a specified date or period of time need be true and correct only as of such date or period of time) and (iii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), except, with respect to this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)               No Company Material Adverse Effect. Since the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)               Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections  7.2(a) through (c) have been satisfied.

(e)               Tax Opinion. Parent shall have received a written opinion from Parent Tax Counsel, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(e), Parent Tax Counsel shall be entitled to rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information as Parent Tax Counsel reasonably deems relevant.

7.3           Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)               Representations and Warranties of Parent. (i) The representations and warranties of Parent set forth in Section 5.2(a), Section 5.2(b) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a) and Section 5.2(b) for any de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), (ii) the representations and warranties of the Company set forth in the first sentence of Section 5.1, Section 5.3(a), Section 5.21 and Section 5.22 shall be true and correct in all material respects (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made of a specified date or period of time need be true and correct only as of such date or period of time) and (iii) all other representations and warranties of Parent set forth in Article V of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), except, with respect to this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Performance of Obligations of Parent. Parent shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)               No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)               Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections  7.3(a) through (c) have been satisfied.

(e)               Tax Opinion. The Company shall have received a written opinion from Company Tax Counsel, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section  7.3(e), Company Tax Counsel shall be entitled to rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information as Company Tax Counsel reasonably deems relevant.

7.4           Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section  7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach in any material respect of any covenant of this Agreement.

Article VIII
TERMINATION

8.1           Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Stockholder Approval has been obtained (except as expressly set forth below):

(a)               by mutual written consent of the Company and Parent;

(b)               by either the Company or Parent:

(i)                 if any Governmental Entity of the United States or any state thereof having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted after the date of this Agreement any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited;

(ii)              if the Merger shall not have been consummated on or before 5:00 p.m. Mountain time, on February 25, 2020; provided that if on such date the condition to closing set forth in Section 7.1(b) or Section 7.1(c) (if the failure of such condition to be then satisfied is due to an Antitrust Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such date may be extended by Parent or the Company from time to time by written notice to the other party up to a date that is no later than May 25, 2020 (the “End Date Extension,” and such date, as it may be extended by the End Date Extension, the “End Date”); provided, however, that the right to terminate this Agreement under this Section  8.1(b)(ii) shall not be available to any party whose violation or breach of any material covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)            in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section  7.2(a) or 7.2(b) or Section  7.3(a) or 7.3(b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of (i) forty-five (45) days after the giving of written notice to the breaching party of such breach and the basis for such notice, and (ii) two (2) Business Days prior to the End Date (a “Terminable Breach”); provided that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)             if (A) the Company Shareholder Approval shall not have been obtained upon a vote held at a duly held Company Shareholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c)               by Parent, if (1) prior to the time the Parent Stockholder Approval is obtained in order to enter into a definitive agreement with respect to a Parent Superior Proposal; provided, however, that Parent shall have contemporaneously with such termination paid or caused to be paid to the Company the Parent Termination Fee pursuant to Section 8.3(c) and Parent shall have complied with Section 6.4 in respect of such Parent Superior Proposal or (2) prior to the time the Company Shareholder Approval is obtained, the Company Board shall have effected a Company Change of Recommendation;

(d)               by the Company, if (1) prior to the time the Company Shareholder Approval is obtained in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination paid or caused to be paid to Parent the Company Termination Fee pursuant to Section 8.3(b) and the Company shall have complied with Section 6.3 in respect of such Company Superior Proposal or (2) prior to the time the Parent Stockholder Approval is obtained, the Parent Board shall have effected a Parent Change of Recommendation.

8.2           Notice of Termination; Effect of Termination.

(a)               A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to the other party (provided, that the terminating party has complied with the other notice requirements set forth in Section 8.1(b)(iii) or paid the fee required by Section 8.1(c)(1) or Section 8.1(d)(1) to the extent applicable).

(b)               In the event of termination of this Agreement by any party as provided in Section  8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party, except with respect to this Section  8.2, Section 6.7(b), Section 6.18(g), Section 6.18(h), Section 8.3 and Article I and Article IX; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional and knowing fraud.

8.3           Expenses and Termination Fees.

(a)               Except as otherwise provided in this Agreement, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)               If (i) Parent terminates this Agreement pursuant to Section 8.1(c)(2) (Company Change of Recommendation), or (ii) the Company terminates this Agreement pursuant to Section 8.1(d)(1) (Company Superior Proposal), then the Company shall pay or cause to be paid to Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c)               If (i) the Company terminates this Agreement pursuant to Section 8.1(d)(2) (Parent Change of Recommendation) or (ii) Parent terminates this Agreement pursuant to Section 8.1(c)(1) (Parent Superior Proposal) then Parent shall pay or cause to be paid to Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(d)               If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Shareholder Approval) or (B) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or (C) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and (ii) on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or disclosed or otherwise communicated to the Company Board prior to the Company Shareholders Meeting and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or consummates any transaction meeting the parameters of a Company Competing Proposal, then the Company shall pay or cause to be paid to Parent the Company Termination Fee (less any amounts previously paid by the Company to Parent in accordance with Section 8.3(f)), in cash by wire transfer of immediately available funds to an account designated by Parent, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section  8.3(d), any reference in the definition of Company Competing Proposal to “twenty percent (20%)” shall be deemed to be a reference to “more than sixty percent (60%).”

(e)               If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval) or (B) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or (C) the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and (ii) on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or disclosed or otherwise communicated to the Parent Board prior to the Parent Stockholders Meeting and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or consummates any transaction meeting the parameters of a Parent Competing Proposal, then Parent shall pay or cause to be paid to the Company the Parent Termination Fee (less any amounts previously paid by Parent to the Company in accordance with Section 8.3(g)), in cash by wire transfer of immediately available funds to an account designated by the Company, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “twenty percent (20%)” shall be deemed to be a reference to “more than sixty percent (60%).”

(f)                Without limiting any obligation of the Company to pay the Company Termination Fee if and when it becomes due and payable pursuant to Section 8.3(d), if Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Shareholder Approval), then the Company shall pay or cause to be paid to Parent the amount of the Parent Expenses, in cash by wire transfer of immediately available funds to an account designated by Parent within two (2) Business Days of such termination.

(g)               Without limiting any obligation of Parent to pay the Parent Termination Fee if and when it becomes due and payable pursuant to Section 8.3(e), if Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), then Parent shall pay or cause to be paid to the Company the amount of the Company Expenses, in cash by wire transfer of immediately available funds to an account designated by the Company within two (2) Business Days of such termination.

(h)               In the event that a terminating party has the right to terminate pursuant to multiple provisions of Section  8.1, such terminating party may elect which provision pursuant to which it is terminating this Agreement. The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in Section 8.1(d) and this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional and knowing fraud or Willful and Material Breach), and upon payment of such amount, none of Parent and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and its Subsidiaries against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional and knowing fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation.

Article IX
GENERAL PROVISIONS

9.1           Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A), except as otherwise defined therein.

9.2           Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the parties in Articles I (and the provisions that substantively define any related defined terms not substantively defined in Article I), II, III and IX, Section 4.25 (No Additional Representations), Section 5.25 (No Additional Representations), Section 6.7(b) (Confidential Information), Section 6.9 (Employee Matters), Section 6.10 (Indemnification), Section 6.16 (Tax Matters), Section 6.18(g) (Financing Expenses) and Section 6.18(h) (Financing Indemnity) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, will survive the Closing. The Confidentiality Agreement shall survive termination of this Agreement pursuant to Article VIII.

9.3           Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person, upon delivery; (b) if transmitted by electronic mail (“e-mail”), upon confirmation of receipt of such e-mail; or (c) if transmitted by national overnight courier, upon delivery, in each case as addressed as follows:

(i) if to Parent, to:

PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Attention: Nicole Martinet
E-mail: Nicole.Martinet@pdce.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Igor Kirman
Elina Tetelbaum
E-mail:	IKirman@wlrk.com
Etetelbaum@wlrk.com

(ii) if to the Company, to:

SRC Energy Inc.
1675 Broadway, Suite 2600,
Denver, Colorado 80202
Attention:	Cathleen Osborn
E-mail:	COsborn@srcenergy.com

with a required copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th
Houston, Texas 77002
Attention:	Christine B. LaFollette
E-mail:	clafollette@akingump.com

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park, Bank of America Tower
New York, New York 10036
Attention:	Jeffrey Kochian
E-mail:	jkochian@akingump.com

9.4           Rules of Construction.

(a)               Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b)               The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such disclosure, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto, and (i) for purposes of Schedule 6.1 of the Company Disclosure Letter, any item disclosed in response to any subclause of Schedule 6.1 shall be deemed to be disclosed in response to each other subclause of Schedule 6.1 to the extent that the relevance of such item to such subclause is reasonably apparent and (ii) for purposes of Schedule 6.2 of the Parent Disclosure Letter, any item disclosed in response to any subclause of Schedule 6.2 shall be deemed to be disclosed in response to each other subclause of Schedule 6.2 to the extent that the relevance of such item to such subclause is reasonably apparent.

(c)               The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)               All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections or other subdivisions, to the extent applicable, refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Mountain time. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)               In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; and (v) when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded (e.g., if an act must be completed within two (2) days of an event, if such event occurs on a Tuesday, then such act must be completed by the end of the day on Thursday) and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

9.5              Financing Parties. Notwithstanding anything in this Agreement to the contrary, but without in any way limiting the rights and claims of Parent under and pursuant to any commitment letter or any definitive agreement entered into by Parent with respect to any debt financing arrangements in connection with the Merger, including the Debt Commitment Letter (the “Financing Documents”), the Company, on behalf of itself, its Subsidiaries and its controlled affiliates, hereby:

(a)               agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, in any way arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of, and shall be brought and heard and determined exclusively in, any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court;

(b)               agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise expressly provided in the Financing Documents;

(c)               agrees not to bring or support or permit any of its affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York;

(d)               agrees that service of process upon the Company, its Subsidiaries or its controlled affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 9.3;

(e)               irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court;

(f)                knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(g)               agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective affiliates or Representatives (in each case, other than Parent or its Subsidiaries) in any way relating to or arising out of this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and waives any and all claims and causes of action against the Financing Parties in any way relating to or arising out of the foregoing;

(h)               agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any Proceeding against, or otherwise make or seek to enforce any claims against or seek to recover any monetary damages from, any Financing Party under or in connection with this Agreement, the Financing Documents or the transactions contemplated hereby or thereby;

(i)                 agrees that the Financing Parties are express third party beneficiaries of, and may enforce, this Section 9.5 and any of the provisions in this Agreement reflecting the agreements in this Section 9.5; and

(j)                 agrees that the provisions in this Section 9.5 and the definitions of “Financing Parties” and “Financing Entities” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

9.6           Counterparts. This Agreement may be executed in two or more counterparts, including via electronic means (such as Docusign, Adobe Sign, photocopy or scan of an original signature, or otherwise), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7           Entire Agreement; Third-Party Beneficiaries. This Agreement (together with the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement and any other documents and instruments executed pursuant hereto constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock or Company Equity Awards to receive the Merger Consideration), Section 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.8           Governing Law; Venue; Waiver of Jury Trial.

(a)               THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY OBLIGATIONS OF THE COMPANY BOARD AND THE INTERNAL AFFAIRS OF THE COMPANY OR THE COMPANY BOARD (INCLUDING, WITHOUT LIMITATION, THE INTERPRETATION OF THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF COLORADO WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)               THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION  9.8.

9.9           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10       Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section  9.10 shall be void.

9.11       Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article VIII, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there would be an adequate remedy at Law; and (c) the breaching party agrees to waive any requirement that the non-breaching party obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, all in accordance with the terms of this Section 9.11. If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12       Amendment. Subject to applicable Law, this Agreement may only be amended, modified or supplemented by an instrument in writing signed on behalf of each of the parties.

9.13       Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally permitted: (a) extend the time for the performance of any of the obligations or acts of the other party hereunder; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PDC ENERGY, INC.

By:	/s/ Barton R. Brookman, Jr.
Name: Barton R. Brookman, Jr.
Title: President and Chief Executive Officer

Signature Page to
Agreement and Plan of Merger

SRC ENERGY INC.

By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson
Title: President and Chief Executive Officer

Signature Page to
Agreement and Plan of Merger

Annex A

Annex A

Certain Definitions

“2011 ISO Plan” means the SRC Energy Inc. Corporation Incentive Stock Option Plan, as amended.

“2011 NQSO Plan” means the SRC Energy Inc. Corporation Non-Qualified Stock Option Plan, as amended.

“2011 Stock Bonus Plan” means the SRC Energy Inc. Corporation Stock Bonus Plan, as amended.

“2011 Company Equity Plans” means, collectively, the 2011 ISO Plan, the 2011 NQSO Plan and the 2011 Stock Bonus Plan and each, a “2011 Company Equity Plan”.

“2015 Company Equity Plan” means the SRC Energy Inc. 2015 Equity Incentive Plan, as it may be amended from time to time.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Agreement” shall have the meaning ascribed to it in the Preamble.

“Antitrust Authority” shall have the meaning ascribed to it in Section 6.8(c).

“Antitrust Laws” mean any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any state or any jurisdiction other than the United States.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Book-Entry Shares” shall have the meaning ascribed to it in Section 3.3(b)(i).

“Business Day” means a day other than a day on which banks in the State of Colorado are authorized or obligated to be closed.

“Cancelled Shares” shall have the meaning ascribed to it in Section 3.1(a)(iii).

“Cap Amount” shall have the meaning ascribed to it in Section 6.10(d).

“CBCA” shall mean the Colorado Business Corporation Act, as amended.

“Certificate of Merger” shall have the meaning ascribed to it in Section 2.2(b).

Annex A-1

“Certificates” shall have the meaning ascribed to it in Section 3.3(b)(i).

“Closing” shall have the meaning ascribed to it in Section 2.2(a).

“Closing Date” shall have the meaning ascribed to it in Section 2.2(a).

“Code” shall have the meaning ascribed to it in Recitals.

“Company” shall have the meaning ascribed to it in the Preamble.

“Company 401(k) Plan” shall have the meaning ascribed to it in Section 6.19.

“Company Approvals” shall have the meaning ascribed to it in Section 4.4.

“Company Benefit Plans” shall have the meaning ascribed to it in Section 4.10(a).

“Company Board” shall have the meaning ascribed to it in Recitals.

“Company Board Recommendation” shall have the meaning ascribed to it in Section 4.3(a).

“Company Capital Stock” shall have the meaning ascribed to it in Section 4.2(a)

“Company Change of Recommendation” shall have the meaning ascribed to it in Section 6.3(d).

“Company Common Stock” shall have the meaning ascribed to it in the Recitals.

“Company Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of the Subsidiaries of the Company) that account for twenty percent (20%) (based on the fair market value) or more of the consolidated assets of the Company and its Subsidiaries (including capital stock of the Subsidiaries of the Company), taken as a whole, or from which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are derived, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of twenty percent (20%) or more of the voting power of the Company or any tender or exchange offer that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the voting power of the Company, (c) merger, consolidation, share exchange, joint venture, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least twenty percent (20%) of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Contracts” shall have the meaning ascribed to it in Section 4.19(b).

Annex A-2

“Company Credit Agreement” means that certain Second Amended and Restated Credit Agreement dated as of April 2, 2018 among the Company, as borrower, SunTrust Bank, as administrative agent and the other parties from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time.

“Company Credit Agreement Amounts” shall have the meaning ascribed to it in Section 6.18.

“Company Disclosure Letter” shall have the meaning ascribed to it in Article IV.

“Company Equity Awards” means, collectively, the Company Options, the Company PSU Awards, the Company RSU Awards, the Company Stock Bonus Awards and the New Company PSU Awards.

“Company Equity Plans” means, collectively, the 2011 Company Equity Plans and the 2015 Company Equity Plan.

“Company Expenses” means a cash amount of the Company’s actual costs and expenses in connection with the negotiation, execution and performance of this Agreement and Transactions, not to exceed $10,000,000.

“Company Independent Petroleum Engineers” shall have the meaning ascribed to it in Section 4.17(a).

“Company Intellectual Property” shall have the meaning ascribed to it in Section 4.14(a).

“Company Intervening Event” means any material Effect that occurs or arises after the date of this Agreement that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Competing Proposal, (ii) any Effect relating to Parent or any of its Subsidiaries that does not amount to a Parent Material Adverse Effect, (iii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or Parent or any of their respective Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), constitute a Company Intervening Event.

Annex A-3

“Company IT Systems” means the software, hardware, computer systems, telecommunications equipment and systems, and Internet and intranet sites that are used or relied on by the Company and its Subsidiaries in the conduct of their business.

“Company Leased Real Property” shall have the meaning ascribed to it in Section 4.15.

“Company Material Adverse Effect” shall have the meaning ascribed to it in Section 4.1.

“Company Notes” means the 6.250% Senior Notes Due 2025 issued under the Company Notes Indenture.

“Company Notes Indenture” means that certain senior notes indenture dated November 29, 2017 between the Company and U.S. Bank National Association, as amended, supplemented or otherwise modified from time to time.

“Company Oil and Gas Leases” shall have the meaning ascribed to it in Section 4.17(c).

“Company Oil and Gas Properties” shall have the meaning ascribed to it in Section 4.17(a).

“Company Option” means each option to purchase shares of Company Common Stock granted pursuant to a 2011 Company Equity Plan or the 2015 Company Equity Plan.

“Company Owned Real Property” shall have the meaning ascribed to it in Section 4.15.

“Company Permits” shall have the meaning ascribed to it in Section 4.9.

“Company Preferred Stock” shall have the meaning ascribed to it in Section 4.2(a)

“Company PSU Award” means each award of restricted stock units which would, if the relevant performance and other vesting conditions are met, result in the issuance of shares of Company Common Stock to the holder of such restricted stock unit award granted under the 2015 Company Equity Plan.

“Company Qualified Plan” shall have the meaning ascribed to it in Section 4.10(d).

“Company Real Property Lease” shall have the meaning ascribed to it in Section 4.15.

“Company Reserve Report” shall have the meaning ascribed to it in Section 4.17(a).

“Company RSU Award” means each award of restricted stock units relating to shares of Company Common Stock that vests based on continued service to the Company granted pursuant to the 2015 Company Equity Plan, and including for the avoidance of doubt those awards granted on July 1, 2019 to the Company’s non-employee the directors as set forth on Attachment 4.2(d) of the Company Disclosure Letter awarded by the Company Board.

“Company SEC Documents” shall have the meaning ascribed to it in Section 4.5(a).

Annex A-4

“Company Shareholder Approval” means the approval of this Agreement by the shareholders of the Company in accordance with the CBCA and the Organizational Documents of the Company.

“Company Shareholders Meeting” shall have the meaning ascribed to it in Section 4.4.

“Company Stock Bonus Award” means each award of bonus share units relating to shares of Company Common Stock that vests based on continued service to the Company granted pursuant to the 2011 Stock Bonus Plan.

“Company Superior Proposal” means any bona fide, written Company Competing Proposal (with references to twenty percent (20%) being deemed to be replaced with references to eighty percent (80%)) by a third party, that in the good faith determination of the Company Board , after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, taking into account financing requirements of the purchaser, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement).

“Company Tax Certificate” shall have the meaning ascribed to it in Section 6.16.

“Company Tax Counsel” shall have the meaning ascribed to it in Section 6.16.

“Company Termination Fee” means a cash amount equal to $35,000,000.

“Confidentiality Agreement” shall have the meaning ascribed to it in Section 6.7(b).

“Consent” means any approval, consent, ratification, permission, waiver, or authorization.

“Continuation Period” shall have the meaning ascribed to it in Section 6.9(a).

“Continuing Employee” shall have the meaning ascribed to it in Section 6.9(a).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” shall have the meaning ascribed to it in Section 4.10(e).

“Converted Shares” shall have the meaning ascribed to it in Section 3.1(a)(iii).

“Creditors’ Rights” shall have the meaning ascribed to it in Section 4.3(a).

“Derivative Transaction” means any currently outstanding swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Annex A-5

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Divestiture Action” shall have the meaning ascribed to it in Section 6.8(d)

“e-mail” shall have the meaning ascribed to it in Section 9.3.

“Effect” shall have the meaning ascribed to it in the definition of “Material Adverse Effect.”

“Effective Time” shall have the meaning ascribed to it in Section 2.2(b).

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“End Date” shall have the meaning ascribed to it in Section 8.1(b)(ii).

“End Date Extension” shall have the meaning ascribed to it in Section 8.1(b)(ii).

“Environmental Laws” means any and all Laws related or pertaining to public health and safety, worker/occupational health and safety (to the extent related to exposure to Hazardous Substances), pollution, protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata, plant and animal life or any other natural resources), or conservation of natural resources (including threatened or endangered species), including those related to the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning ascribed to it in Section 4.10(e).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning ascribed to it in Section 3.3(a).

“Exchange Fund” shall have the meaning ascribed to it in Section 3.3(a).

“Exchange Ratio” shall have the meaning ascribed to it in Section  3.1(a)(i).

Annex A-6

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties”.

“Financing Parties” shall mean (a) JPMorgan Chase Bank, N.A., (b) any other person that becomes a Commitment Party under, and as defined in, that certain commitment letter dated the date hereof between Parent and JPMorgan Chase Bank, N.A. (in the form delivered to the Company on the date hereof or as amended in accordance with Section 6.18(a), the “Commitment Letter”), (c) any other person that shall have committed to provide or arrange any financing, or any amendment or other modification of any financing, in each case, pursuant to or in connection with the Financing Documents, or (d) any other person that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, any such financing or amendment ((a), (b), (c) and (d), collectively, the “Financing Entities”), and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“GAAP” shall have the meaning ascribed to it in Section 4.5(b).

“Governmental Entity” means any court, governmental, arbitral, regulatory, self-regulatory or administrative agency or commission, department, board, bureau or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Substance” means any substance, material or waste that is regulated because of its effect or potential effect on public health or the environment, including any substance, material or waste that is defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, pollutant, contaminant or toxic substance under any Environmental Law, and including any petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, asbestos and asbestos-containing materials, radioactive materials (including naturally occurring radioactive materials), radon, per- or polyfluoroalkyl substances and polychlorinated biphenyls.

“HSR Act” shall have the meaning ascribed to it in Section 4.4.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“In-the-Money Company Option” means each Company Option that, as of immediately prior to the Effective Time, has a per share exercise price that is less than the Per Share Cash Equivalent Consideration.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are or would be required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP as GAAP is in effect of the date hereof; (e) indebtedness of others as described in clauses (a)-(d) above guaranteed by such Person; provided that Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

Annex A-7

“Indemnified Liabilities” shall have the meaning ascribed to it in Section 6.10(a).

“Indemnified Persons” shall have the meaning ascribed to it in Section 6.10(a).

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“Joint Proxy Statement” shall have the meaning ascribed to it in Section 4.4.

“knowledge” means the actual knowledge (following reasonable due inquiry) of (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, constitution, statute, rule, regulation, ordinance, code, judgment, order, decree, treaty, convention, governmental directive, executive order or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Letter of Transmittal” shall have the meaning ascribed to it in Section 3.3(b)(i).

Annex A-8

“Material Adverse Effect” means, when used with respect to any Person, any fact, occurrence, effect, change, circumstance, event or development (“Effect”) that, individually or in the aggregate, (a) has had or would reasonably be expected to be materially adverse to the business, properties, assets, liabilities, operations or results of operations or the condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) would prevent, materially delay or materially impair the consummation of the Transactions by such Person; provided, however, that solely in the case of clause (a) above, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” or taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions); (vii) compliance with the terms of, or the taking of any action expressly required by this Agreement; (viii) the failure to take any action expressly prohibited by this Agreement; (ix) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof); (x) any changes in such Person’s stock price or the trading volume of such Person’s stock or any change in the ratings or ratings outlook for such Person or any of its Subsidiaries (it being understood that the facts or occurrences giving rise to or contributing to such changes, to the extent not otherwise excluded by this proviso, may constitute, or be taken into account in determining whether there has been or would reasonably expected to be, a Material Adverse Effect); (xi) any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures, to the extent not otherwise excluded by this proviso, may constitute, or be taken into account in determining whether there has been or would reasonably expected to be, a Material Adverse Effect); and (xii)) Effects, including impacts on relationships with customers, suppliers, employees, labor organizations or Governmental Entities, in each case, attributable solely to the identity of Parent or its Affiliates; except, in the cases of foregoing clauses (i) through (v) and clause (ix), to the extent such Effects disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) may be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent of any such disproportionality).

Annex A-9

“Material Company Insurance Policies” shall have the meaning ascribed to it in Section 4.21.

“Material Parent Insurance Policies” shall have the meaning ascribed to it in Section 5.20.

“Merger” shall have the meaning ascribed to it in Section 2.1.

“Merger Consideration” shall have the meaning ascribed to it in Section  3.1(a)(i).

“Multiemployer Plan” shall have the meaning ascribed to it in Section 4.10(f).

“Multiple Employer Plan” shall have the meaning ascribed to it in Section 4.10(f).

“NASDAQ” means the NASDAQ Stock Market.

“Net Option Share” means, with respect to a Company Option, a number of shares of Company Common Stock equal to (“N” multiplied by (“P” minus “E”)) divided by “P,” where:

“N” equals the number of shares of Company Common Stock covered by such Company Option immediately prior to the Effective Time;

“P” equals the Per Share Cash Equivalent Consideration; and

“E” equals the per share exercise price for such Company Option.

“New Company PSU Awards” shall have the meaning ascribed to it in Schedule 3.2(c) of the Company Disclosure Letter.

“New Plans” shall have the meaning ascribed to it in Section 6.9(b).

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property, in each case which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

Annex A-10

“Out-of-the-Money Company Option” means each Company Option that, as of immediately prior to the Effective Time, has a per share exercise price that is greater than or equal to the Per Share Cash Equivalent Consideration.

“Parent” shall have the meaning ascribed to it in the Preamble.

“Parent 401(k) Plan” shall have the meaning ascribed to it in Section 6.19.

“Parent Approvals” shall have the meaning ascribed to it in Section 5.4.

“Parent Assumed PSU Award” shall have the meaning ascribed to it in Section 3.2(c).

“Parent Benefit Plans” shall have the meaning ascribed to it in Section 5.10(a).

“Parent Board” shall have the meaning ascribed to it in Recitals.

“Parent Board Recommendation” shall have the meaning ascribed to it in Section 5.3(a).

“Parent Capital Stock” shall have the meaning ascribed to it in Section 5.2(a).

“Parent Change of Recommendation” shall have the meaning ascribed to it in Section 6.4.

“Parent Common Stock” shall have the meaning ascribed to it in the Recitals.

“Parent Common Stock Issuance” shall have the meaning ascribed to it in the Recitals.

“Parent Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of the Subsidiaries of Parent) that account for twenty percent (20%) (based on the fair market value) or more of the consolidated assets of Parent and its Subsidiaries (including capital stock of the Subsidiaries of Parent), taken as a whole, or from which 20% or more of the consolidated revenues or earnings of Parent and its Subsidiaries are derived, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of twenty percent (20%) or more of the voting power of Parent or any tender or exchange offer that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the voting power of Parent or (c) merger, consolidation, share exchange, joint venture, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to acquire beneficial ownership of at least twenty percent (20%) of Parent’s and its Subsidiaries’ assets or equity interests.

Annex A-11

“Parent Credit Agreement” means that certain Fourth Amended and Restated Credit agreement dated as of May 23, 2018 among Parent, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and the other parties from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time.

“Parent Disclosure Letter” shall have the meaning ascribed to it in Article V.

“Parent Equity Awards” means, collectively, each stock appreciation right or option to purchase Parent Common Stock, and each restricted stock unit (including each which would, if the relevant performance and other vesting conditions are met, result in the issuance of one share of Parent Common Stock to the holder of such restricted stock unit) relating to shares of Parent Common Stock that vests based on continued service to Parent.

“Parent Equity Plan” means the PDC Energy, Inc. 2018 Equity Incentive Plan.

“Parent Expenses” means a cash amount of Parent’s actual costs and expenses in connection with the negotiation, execution and performance of this Agreement and Transactions, not to exceed $10,000,000.

“Parent Independent Petroleum Engineers” shall have the meaning ascribed to it in Section 5.17(a).

“Parent Intellectual Property” shall have the meaning ascribed to it in Section 5.14.

“Parent Intervening Event” means any material Effect that occurs or arises after the date of this Agreement that was not known or reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Parent Competing Proposal, (ii) any Effect relating to Company or any of its Subsidiaries that does not amount to a Company Material Adverse Effect, (iii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or Parent or any of their respective Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), constitute a Parent Intervening Event.

“Parent IT Systems” means the software, hardware, computer systems, telecommunications equipment and systems, and Internet and intranet sites that are used or relied on by Parent and its Subsidiaries in the conduct of their business.

Annex A-12

“Parent Leased Real Property” shall have the meaning ascribed to it in Section 5.15.

“Parent Material Adverse Effect” shall have the meaning ascribed to it in Section 5.1.

“Parent Real Property Lease” shall have the meaning ascribed to it in Section 5.15.

“Parent Oil and Gas Leases” shall have the meaning ascribed to it in Section 5.17(c).

“Parent Oil and Gas Properties” shall have the meaning ascribed to it in Section 5.17(a).

“Parent Owned Real Property” shall have the meaning ascribed to it in Section 5.15.

“Parent Permits” shall have the meaning ascribed to it in Section 5.9.

“Parent Preferred Stock” shall have the meaning ascribed to it in Section 5.2(a)

“Parent Qualified Plans” shall have the meaning ascribed to it in Section 5.10(c).

“Parent Reserve Reports” shall have the meaning ascribed to it in Section 5.17(a).

“Parent SEC Documents” shall have the meaning ascribed to it in Section 5.5(a).

“Parent Stockholder Approval” means the approval of this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance in accordance with the DGCL, the rules and regulations of the NASDAQ and the Organizational Documents of Parent.

“Parent Stockholders Meeting” shall have the meaning ascribed to it in Section 4.4.

“Parent Superior Proposal” means any bona fide, written Parent Competing Proposal (with references to twenty percent (20%) being deemed to be replaced with references to eighty percent (80%)) by a third party, that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisor and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, taking into account financing requirements of the purchaser, would result in a transaction more favorable to Parent’s stockholders than the Transactions (taking into account any proposal by the Company to the amend the terms of this Agreement).

“Parent Tax Certificate” shall have the meaning ascribed to it in Section 6.16.

“Parent Tax Counsel” shall have the meaning ascribed to it in Section 6.16.

“Parent Termination Fee” means a cash amount equal to $55,000,000.

“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Payoff Letter” shall have the meaning ascribed to it in Section 6.18.

Annex A-13

“Per Share Cash Equivalent Consideration” means the product (rounded to the nearest cent) obtained by multiplying (a) the Exchange Ratio by (b) the volume weighted average price of a share of Parent Common Stock for the five (5) consecutive trading days ending on the date that is two (2) Business Days prior to the Closing Date as reported by Bloomberg L.P.

“Permitted Encumbrances” means:

(a)               to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, shareholders agreements, organic documents and other similar agreements and documents;

(b)               contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves in accordance with GAAP have been established by the party responsible for payment thereof;

(c)               Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Reports, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or Parent Reserve Reports, as applicable;

(d)               Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect on the value, use or operation of the property encumbered thereby;

(e)               such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;

(f)                all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

Annex A-14

(g)               any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with the Closing);

(h)               Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)                 Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Reports, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Reports, as applicable, with respect to such lease and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j)                 with respect to the Company and its Subsidiaries, Encumbrances arising under or related to the Company Credit Agreement and with respect to Parent and its Subsidiaries, Encumbrances arising under or related to the Parent Credit Agreement.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means such term or like terms set forth in any privacy Law that describes, covers or defines data that identifies or can be used to identify individuals either alone or in combination with other information which is in the possession of, or is likely to come into the possession of a party, including a combination of an individual’s name, address or phone number with any such individual’s username and password, social security number or other government-issued number, financial account number, date of birth, email address or other personally identifiable information.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, notice of violation, citation, summons, subpoena, inquiry, hearing, complaint, petition, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

Annex A-15

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Registration Statement” shall have the meaning ascribed to it in Section 4.8.

“Release” means any releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Rights-of-Way” shall have the meaning ascribed to it in Section 4.16.

“Sanctioned Person” means at any time any person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) resident in or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (as of the date of this Agreement Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by the United States government (including without limitation the Department of Treasury, Office of Foreign Assets Control).

“Sarbanes-Oxley Act” shall have the meaning ascribed to it in Section 4.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Statement of Merger” shall have the meaning ascribed to it in Section 2.2(b).

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least fifty percent (50%) of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Surviving Corporation” shall have the meaning ascribed to it in Section 2.1.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

Annex A-16

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes, duties, levies or other similar governmental assessments of any kind, including income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Terminable Breach” shall have the meaning ascribed to it in Section 8.1(b)(iii).

“Transaction Amounts” shall have the meaning ascribed to it in Section 5.24(a).

“Transaction Litigation” shall have the meaning ascribed to it in Section 6.11.

“Transactions” means the Merger and the other transactions (including the Parent Common Stock Issuance) contemplated by this Agreement.

“Treasury Regulations” shall have the meaning ascribed to it in the Recitals.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which shareholders or stockholders (as applicable) of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” means a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would constitute a material breach of this Agreement.

Annex A-17

Exhibit 99.1

August 26, 2019

PDC Energy Announces Strategic Combination with SRC Energy

in All-Stock Transaction

Creates Premier Mid-Cap Operator with Peer-Leading Cost Structure and Free Cash Flow Profile

Increases Share Repurchase Program from $200 million to $525 million

Immediately Accretive to all Key Financial Metrics

Companies to Host a Joint Investor Call Today at 8:00 a.m. ET / 6:00 a.m. MT

DENVER, August 26, 2019: PDC Energy, Inc. ("PDC" or the "Company") (NASDAQ: PDCE) and SRC Energy, Inc. (“SRC”) (NYSE: SRCI) today announced they have entered into a definitive merger agreement under which PDC will acquire SRC in an all-stock transaction valued at approximately $1.7 billion, including SRC’s net debt of approximately $685 million as of June 30, 2019. Under the terms of the agreement, SRC shareholders will receive a fixed exchange ratio of 0.158 PDC shares for each share of SRC common stock, representing an implied value of $3.99 per share based on the PDC closing price as of August 23, 2019. The transaction, which is expected to close in the fourth quarter of 2019, has been unanimously approved by each company’s board of directors.

Key Transaction Highlights:

•	Materially increases PDC’s scale with a consolidated, contiguous Core Wattenberg leasehold position of approximately 182,000 net acres located entirely in Weld County and pro forma second quarter 2019 total production of nearly 200,000 barrels of oil equivalent (“Boe”) per day (166,000 Boe per day in the Wattenberg). On a pro forma basis, the combined company is the second largest producer in the DJ basin. Coupled with its approximate 36,000 net acre Delaware Basin position, the Company will have core assets in two of the premier U.S. onshore basins.

•	Materially enhances free cash flow profile and enhances ability to return additional capital to shareholders. Pro forma free cash flow is estimated to be approximately $800 million from the third quarter of 2019 through year-end 2021, assuming $55 per barrel NYMEX. PDC has increased and extended its existing share repurchase program from $200 million to $525 million, with a target completion date of year-end 2021. Year-to-date, PDC has repurchased $125 million of its shares and plans to utilize approximately 50 percent of the estimated $800 million of free cash flow in the same period to complete the remaining $400 million repurchase program.

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•	Creates a low-cost mid-cap producer with anticipated peer-leading G&A of approximately $2.00 per Boe in 2020. PDC expects to realize approximately $40 million of G&A savings in 2020 with an incremental $10 million of G&A synergies in 2021, after the completion of its integration plan.

•	All-stock transaction ensures the combined company will have a strong balance sheet with a pro forma leverage ratio of 1.3x at June 30, 2019 and projected leverage ratio of approximately 1.0x at year-end 2020, assuming $55 per barrel NYMEX.

•	The transaction is expected to be immediately accretive to key 2020 metrics, including: free cash flow per share, cash return on capital invested (“CROCI”), net asset value, G&A per Boe, LOE per Boe, leverage ratio and inventory life.

CEO Commentary

“SRC’s complementary, high-quality assets in the Core Wattenberg, coupled with our existing inventory and track record of operational excellence will create a best-in-class operator with the size, scale and financial positioning to thrive in today’s market,” said Bart Brookman, President and Chief Executive Officer of PDC. “We remain committed to our core Delaware Basin acreage position and are confident the combined company with its multi-basin focus will be well-positioned to deliver superior shareholder returns. With an even more competitive cost structure, including peer-leading G&A and LOE per Boe, the combined company will have the financial flexibility and sustainable free cash flow to return significant capital to shareholders and capitalize on additional growth opportunities.”

Brookman continued, “Importantly, this transaction will join two organizations grounded in strong core values and a shared commitment to responsible and safe operations. Both PDC and SRC have deep regulatory and community relationships, and together we will continue to prioritize the health and safety of our employees and stakeholders, as well as the environment and the communities in which we live and operate. We look forward to working with SRC to integrate these two companies and achieve our shared objectives.”

Lynn A. Peterson, Chief Executive Officer and Chairman of the Board of SRC Energy commented, “I am proud of the SRC team and the high-quality acreage and low-cost operations we have built together. We believe that this transaction will establish the combined company as a leader in the Colorado energy industry. The transaction also provides SRC shareholders with the opportunity to participate in the significant upside potential created by a larger-scale DJ Basin producer with complementary assets in the prolific Delaware Basin. We look forward to working closely with PDC to ensure that the full potential of this combination is realized for the benefit of all of our stakeholders."

Strategic and Financial Benefits of the Combination

•	Creates a Leading Colorado Energy Producer. On a pro forma basis, PDC will have approximately 182,000 consolidated Core Wattenberg net acres, of which nearly 100 percent is located in Weld County, Colorado. The consolidated footprint will enable an efficient, clearly-communicated long-term development plan with a focus on minimizing surface usage through capital efficient long-laterals and continued emphasis on eliminating trucking, as over 95 percent of anticipated oil production will be transported via pipeline. Approximately 80 percent of the pro forma gross acreage position is in unincorporated rural Weld County, while the remaining 20 percent is located within Weld County local municipal boundaries, with the city of Greeley accounting for approximately half of that total. PDC commits to continue its investment in its community-focused programs while actively engaging with local communities, regulators and elected officials to safely and responsibly develop its leasehold position. Approximately half of municipal permits submitted have received local approval, with the remaining in process.

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•	Enhances Size and Scale. Including both the DJ and Delaware Basin, the pro forma company has year-end 2018 SEC proved reserves of approximately 850 MMBoe and expects to exit 2019 producing approximately 200,000 Boe per day. Anticipated 2019 Wattenberg production of approximately 166,000 Boe per day will make the combined company one of the largest producer in the DJ Basin and strengthens its relationships with service and midstream providers. Based on PDC’s planned 2020 Wattenberg activity level of three drilling rigs, the transaction will increase PDC’s Wattenberg inventory life to greater than ten years with additional upside should PDC implement SRC’s spacing assumptions to portions of its pro forma position.

•	Improves Free Cash Flow Profile. The transaction is expected to be immediately accretive to PDC’s free cash flow and free cash flow per share in 2020. Assuming $55 per barrel NYMEX oil, the pro forma company expects to generate approximately $800 million of free cash flow between the second half of 2019 and year-end 2021. Approximately half of this sum is expected to be returned to shareholders through the increased share repurchase program, which has a target completion date of year-end 2021. The remaining free cash flow will provide the flexibility to pay down debt, return incremental capital to shareholders and capitalize on accretive growth opportunities.

•	Drives Significant Corporate Synergies. PDC expects the combination to generate significant corporate synergies including annual G&A savings of approximately $50 million. PDC expects to realize approximately $40 million of G&A savings in 2020, resulting in an anticipated pro forma 2020 G&A of approximately $2.00 per Boe. Following an integration period, the PDC expects an incremental $10 million of G&A synergies in 2021. Additionally, PDC anticipates its pro forma margins per Boe will improve following the completion of the transaction as it expects to benefit from an oilier production mix, lower G&A per Boe and slightly improved LOE per Boe.

•	Maintains Strong Balance Sheet and Financial Flexibility. The pro forma company will maintain a strong, through-cycle balance sheet with pro forma leverage of 1.3x as of June 30, 2019 and an estimated year-end 2020 leverage ratio of approximately 1.0x. PDC expects to have ample liquidity on its pro forma borrowing base after closing. PDC’s increased scale and conservative financial profile, is expected to enhance its credit profile and decrease its overall cost of capital.

Preliminary Pro Forma 2020 Outlook

PDC’s long-term strategy is to be a low-cost operator that generates and returns free cash flow to shareholders, while delivering solid production and cash flow growth on a debt-adjusted per share basis. In 2020, PDC plans to invest between $1.2 billion and $1.4 billion to operate three Wattenberg and two Delaware Basin drilling rigs. The plan is expected to generate approximately $275 million in free cash flow assuming $55 per barrel and $2.70 per Mcf NYMEX oil and gas prices, respectively, with full-year production averaging between 200,000 and 220,000 Boe per day. Finally, PDC expects its combined G&A and LOE to be less than $5 per Boe.

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Transaction Details

Under the terms of the agreement, SRC shareholders will receive a fixed exchange ratio of 0.158 PDC shares for each share of SRC common stock they own, representing an implied value of $3.99 per SRC share based on PDC’s closing common stock price on August 23, 2019, or $1.7 billion in the aggregate including the assumption of approximately $685 million in debt. The consideration represents a premium of 6.8 percent to the 30-day average exchange ratio of 0.148x. Upon closing of the transaction, PDC shareholders will own approximately 62 percent of the combined company, and SRC shareholders will own approximately 38 percent, on a fully diluted basis. The all-stock transaction is intended to be tax-free to SRC shareholders.

Governance and Leadership

Upon closing, PDCs’ board of directors will be expanded to nine directors, expected to include two members from the SRC board of directors. PDC’s board of directors also plans to form a three-member group focused on integration planning and opportunities for ongoing corporate synergies and cost efficiencies. The combined company will be led by PDC’s executive management team and will remain headquartered in Denver, Colorado.

Timing and Approvals

The transaction, which is expected to close in the fourth quarter of 2019, is subject to customary closing conditions and the satisfaction of certain regulatory approvals, including the approval of PDC and SRC shareholders.

Advisors

J.P. Morgan is serving as exclusive financial advisor to PDC, and Wachtell, Lipton, Rosen & Katz is serving as PDC’s legal counsel. Citi and Goldman Sachs & Co. are serving as financial advisors to SRC and Akin Gump Straus Hauer & Feld LLP is serving as its legal counsel.

Joint Conference Call Information

The Company invites you to join senior management from both PDC Energy and SRC Energy for an investor call on Monday, August 26, 2019, to discuss the key details and benefits of this transaction. The related slide presentation will be available on PDC's website at www.pdce.com.

Conference Call and Webcast:

Date/Time: Monday, August 26, 2019, 8:00 a.m. ET/ 6:00 a.m. MT

Webcast available at: www.pdce.com

Domestic (toll free): (877) 312-5520

International: (253) 237-1142

Conference ID: 6182398

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Upcoming Investor Presentations

PDC is scheduled to attend the: Barclay’s CEO Energy Conference in New York on Wednesday, September 4; and the Johnson Rice Energy Conference in New Orleans on Tuesday, September 24, 2019. Presentation materials will be posted to the Company’s website, www.pdce.com, prior to the start each conference.

About PDC Energy, Inc.

PDC Energy, Inc. is a domestic independent exploration and production company that acquires, produces, develops, and explores for crude oil, natural gas and NGLs with operations in the Wattenberg Field in Colorado and the Delaware Basin in West Texas. Its operations are focused on the liquid-rich horizontal Niobrara and Codell plays in the Wattenberg Field and the liquid-rich Wolfcamp zones in the Delaware Basin.

About SRC Energy, Inc.

SRC Energy, Inc. is a Denver based oil and natural gas exploration and production company. SRC's core area of operations is in the Greater Wattenberg Field of the Denver-Julesburg Basin of Colorado. More company news and information about SRC is available at www.srcenergy.com.

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC and SRC. In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus of PDC and/or SRC (if and when available) will be mailed to shareholders of PDC and/or SRC, as applicable. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com , or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at http://www.srcenergy.com or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

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Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC or shareholders of SRC may not approve the proposed transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://www.pdce.com and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at http://www.srcenergy.com and on the SEC’s website at http://www.sec.gov.

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All forward-looking statements are based on assumptions that PDC or SRC believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

PDC Contacts:	Michael Edwards
Senior Director Investor Relations
303-860-5820
michael.edwards@pdce.com

Kyle Sourk
Manager Investor Relations
303-318-6150
kyle.sourk@pdce.com

SRC Contact:	John Richardson
Investor Relations Manager
720-616-4308
jrichardson@srcenergy.com

Media Contact:	Joele Frank, Wilkinson Brimmer Katcher
Andy Brimmer / Andrew Siegel
212-355-4449

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Exhibit 99.2

PDC + SRC: THE RIGHT COMBINATION AT THE RIGHT TIME August 26, 2019

Forward - Looking Statements 2 Additional Information and Where to Find it This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solic ita tion of any vote or approval. This communication relates to a proposed business combination between PDC and SRC. In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a regis tra tion statement on Form S - 4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer ing of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus of PDC and/or SRC (if and when available) will be ma ile d to shareholders of PDC and/or SRC, as applicable. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULL Y A ND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of th ese documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the doc ume nts filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com , or by phone at 303 - 860 - 5820. Copie s of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at http://www.srcenergy.com or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720 - 616 - 4308. Certain Information Concerning Participants PDC , SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation o f p roxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Informatio n a bout the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources in dicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other re lev ant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain fre e c opies of these documents from PDC or SRC using the contact information indicated above . Cautionary Statement Regarding Forward - Looking Information This document contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Al l statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward - looking statements. The forward - looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward - looking statements involve certain risks and unc ertainties that could cause the results to differ materially from those expected by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms an d conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the busi nes ses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC may not approve the issuance of new shares of common stock in the propose d t ransaction or that shareholders of SRC may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management ti me from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any une xpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC a nd SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of b oth entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses o f the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk th at the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause act ual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Fo rm 8 - K that are available on its website at http://www.pdce.com and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K that are ava ilable on SRC’s website at http://www.srcenergy.com and on the SEC’s website at http://www.sec.gov. All forward - looking statements are based on assumptions that PDC or SRC believe to be reasonable but that may not prove to be ac curate. Any forward - looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward - looking statement, whether as a result of new information, future event s or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof. This presentation contains certain non - GAAP financial measures. A reconciliation of each such measure to the most comparable GAA P measure is presented in the Appendix hereto. We use "adjusted cash flows from operations," "adjusted net income (loss)," "adjusted EBITDA“, and “adjusted EBITDAX” and "PV - 10," non - GAAP financial measures, for internal reporting and providin g guidance on future results. These measures are not measures of financial performance under GAAP. We strongly advise investors to review our financial statements and publicly filed reports in their entirety and not rely on any single financia l m easure. See the Appendix for a reconciliation of these measures to GAAP. Rate of return estimates do not reflect lease acquis iti on costs or corporate general and administrative expenses. Non - proved estimates of potentially recoverable hydrocarbons and EURs ma y not correspond to estimates of reserves as defined under SEC rules. Resource estimates and estimates of non - proved reserves include potentially recoverable quantities that are subject to substantially greater risk than proved reserves. August 2019

COMBINATION OVERVIEW & STRATEGIC RATIONALE Bart Brookman

PDC + SRC – The Right Combination at the Right Time COMBINATION OVERVIEW Creates a premier E&P company with size, scale and financial strength to deliver value in the new E&P paradigm − Forms a champion of Colorado energy − Consolidated, contiguous position in Core Wattenberg − Resilient asset base in two of the premier U.S. onshore plays − Multi - basin platform in the DJ and Delaware Basins − Leading free cash flow yield supports upsized share repurchase − Project ~$800 million of combined FCF from 2H19 through 2021 − Industry - leading operational and financial metrics − Clear and achievable G&A synergies − Accretive to key financial metrics − Free cash flow per share, CROCI, NAV − Maintains strong balance sheet − All - Stock transaction with significant shareholder overlap August 2019 (1) Source: FactSet and Company filings; SRC Enterprise Value based on 0.158x exchange ratio; PDC share count of ~63.7 million shares outstanding Pro forma Enterprise Value ($ bn ) (1) $2.8 $1.7 $4.5 Wattenberg Net Acres ~96,000 ~86,000 ~182,000 Delaware Net Acres ~36,000 - ~36,000 2Q19 Production (Mboe/d) 136.5 60.8 197.3 TTM Leverage Ratio 1.4x 1.3x 1.3x Weld County PDC Acreage SRC Acreage 4 Core Wattenberg

PDC + SRC – Transaction Overview • All stock transaction valued at $ 1.7bn , including the assumption of $ 685mm of SRC net debt • SRC shareholders will receive a fixed exchange ratio of 0.158 PDC common shares for each share of SRC common stock they own • Exchange ratio implies a price of $3.99 per SRC share based on PDC’s closing price of $25.25 on August 23, 2019, which implies a: − Premium of 6.8% compared to the 30 - day average exchange ratio of . 148x • PDC Management team will lead combined company • Combined company Board will consist of nine directors • SRC will receive two Board seats in the pro forma company • Expected to close 4Q19 • Subject to customary closing conditions and regulatory approvals, including the approval by both PDC and SRC shareholders August 2019 Clear Roadmap to Completion Pro forma Leadership and Governance Low Premium and All - Stock Consideration 5

PDC + SRC – Combined Company Strengthens Strategic Priorities August 2019 (1) FCF Margin defined as free cash flow divided by mid - point of capital investment range; (2) Assumes completion of share repu rchase program. PRIORITI ES Sustainable FCF Financial & Operational Discipline Return on Capital Solid Growth 1 2 3 4 Transaction positions PDC for long - term success x 2H19 – 2021 estimated FCF generation of ~$ 800mm x Commitment to return capital to shareholders through expanded $ 525mm stock buyback program x Project industry - leading cost structure with anticipated G&A/Boe of ~$2.00 & LOE/Boe of ~$2.80 in 2020e x Expect ~$ 40mm of 2020 G&A synergies; additional $ 10mm in 2021 x A ccretive to FCF Margin (1) – anticipate ~20% in 2020 x Accretive to CROCI – anticipate greater than 15% in 2020 x Pro forma Company generates multi - year debt - adjusted CFPS growth rate greater than 10% x Production per share growth of greater than 10% (2) 6

301 166 145 105 83 61 31 24 OXY PDC + SRC NBL PDC XOG SRC HPR BCEI PDC + SRC – A Colorado Champion with a Culture of Responsible Development • Clear leader in Colorado oil & gas industry headquartered in Denver − Combined company will be the 2 nd largest producer in DJ Basin − ~182,000 combined Wattenberg acres (~100% in Weld County) • Continuous focus on health, safety and the environment • Consistent , transparent communication and engagement with our communities − Company - wide focus on volunteerism and charitable giving August 2019 (1) Source: Company filings 2Q19 DJ Basin Daily Production (MBoe/d) (1) Significant amount of contiguous acreage in rural Weld County will lead to greater value creation 7

PDC STRATEGIC RATIONALE & PRO FORMA COMPANY OVERVIEW Lance Lauck

PDC Pro Forma – Focused in Two Premier Basins August 2019 DJ Basin (pro forma) • YE18 proved reserves of ~730 MMBoe • 2Q19 production of ~166 MBoe/d (41% oil) Land Overview • ~182,000 net acres in Core Wattenberg • ~100% in Weld County • ~80% in unincorporated, rural areas • ~20% within municipal boundaries − ~50% Greeley − Half of municipal permits have been approved (remaining are in process) Inventory Overview • > 10 years pro forma inventory life (3 rigs) − Average lateral length of ~8,400’ − Upside potential via implementation of SRC spacing design in portions of field • YE19e DUC count of ~220 wells • Expect to spud ~150 wells in 2020 Delaware Basin • YE18 proved reserves of ~120 MMBoe • 2Q19 production of ~31.5 MBoe/d (43% oil) Land Overview • ~36,000 net acres in Reeves County • Two core focus areas (Block 4 and N. Central) Inventory Overview • >10 years inventory life at YE19 (2 rig pace) − Average lateral length of ~7,900’ • Expect to spud ~25 wells in 2020 Operational Overview • Average drill times of 23 days (spud - to - RR) − 33% improvement in past year • Average well costs of $10 - $ 13mm (MRL/XRL) − 30 - 40% improvement in average D&C costs in past year ($/ft.) PDC Overview (pro forma) • $4.5 billion Enterprise Value • YE18 Proved Reserves of ~850 MMBoe • 2019e Adj. CF of ~$1.3 billion • 2Q19 pro forma production of ~ 197MBoe /d • TTM Debt/EBITDAX of 1.3x Core positions in DJ and Delaware Basins effectively in two counties (Weld & Reeves) 9

PDC Pro Forma – Value - Enhancing Transaction Across the Board August 2019 Creates a premier E&P company with enhanced size and scale • Combination creates a new E&P sector leader built for long - term success with materially enhanced financial and operating scale Best in class Wattenberg operator with contiguous, core acreage • Second largest DJ Basin producer with a consolidated acreage position in Weld County to enable reduced surface usage through increased opportunities for long - lateral development Leading free cash flow generation • Industry - leading capital efficiency drives best - in - class combination of FCF generation and FCF growth Commitment to return capital to shareholders and protect balance sheet • Expect to return ~50% of $ 800mm FCF generated through 2021 to shareholders through share repurchase plan with flexibility for incremental return programs Strong Delaware position benefiting from continued efficiency - gains • ~36,000 net acreage position in Delaware delivers production growth, upside and basin diversification Focus on highly efficient, peer - leading cost structure • Project 2020 G&A synergies of ~$ 40mm resulting in expected 2020 G&A of ~$2.00/Boe; Anticipate an incremental $10 million of G&A synergies post - integration (2021) with an ongoing focus on cost structure Colorado energy champion • Positioned to work alongside key stakeholders through ongoing community and government outreach, shared midstream providers and service companies 10

PDC Pro Forma – Premier E&P with Increased Size, Scale & Financial Strength • Increased size and scale within DJ Basin strengthens relationships with midstream and service providers • Continued emphasis on financial discipline highlighted by low leverage and ample liquidity • Increased scale and conservative financial profile expected to benefit credit profile and lower corporate cost of capital August 2019 (1) Source: FactSet , equity research and company filings. Note: CPE presented pro forma for its acquisition of CRZO, excluding synergies. Peers include: CDEV, CPE, JAG, MTDR, OAS, PE, QEP, SM, WPX, XEC, XOG Significant increase in size and scale 2020e EBITDAX (rounded to nearest $ 100mm ) (1) Strong balance sheet with ample liquidity YE 2020e Net Debt / 2020e EBITDAX (1) 11 3.0x 2.4x 2.3x 2.2x 2.1x 2.1x 1.8x 1.3x 1.1x 1.1x 1.0x ~ 1.0x Peer F Peer E Peer H Peer I Peer D Peer G Peer J Peer K Peer A Peer C Peer B PDC PF $1,700 $1,700 $1,600 $1,600 $1,400 $1,100 $1,000 $900 $800 $700 $700 $600 Peer A Peer B PDC PF Peer C Peer D Peer E Peer F Peer G Peer H Peer I Peer J Peer K Peer Median = 2.1x

$297 ~$275 $204 $171 $142 $61 $24 ($63) ($64) ($67) ($161) ($190) Peer B PDC PF Peer C Peer A Peer G Peer D Peer F Peer H Peer K Peer E Peer I Peer J Strong, Sustainable Free Cash Flow PDC Pro Forma – Leading FCF Generation with Commitment to Shareholder Returns • Anticipate generating ~$ 800 million of FCF between 2H19 and year - end 2021 at $55/Bbl & $2.70/Mcf − 2020e FCF Yield of ~11% (pro forma Market Cap of ~$2.6bn) • Share repurchase program increased to $525 million with target completion date of year - end 2021 − Represents 15 - 20% of implied pro forma Market Cap − $ 125mm of program executed year - to - date − Remaining $ 400mm represents ~50% of projected FCF generated between 2H19 and YE21 August 2019 (1) Source: FactSet , equity research and company filings. Note: CPE presented pro forma for its acquisition of CRZO, excluding synergies . Peers include: CDEV, CPE, JAG, MTDR, OAS, PE, QEP, SM, WPX, XEC, XOG (2) PDC pro forma assumes $55/Bbl and $2.70/Mcf NYMEX; S&P E&P index includes: APA, COG, COP, CXO, DVN, EOG, FANG, HES, MRO, NBL, PXD & XEC; PD C c omparable peers are same is shown in FCF bar chart . 2020e FCF yield vs. S&P 500 and S&P E&P Index (2) ~11% 7% 6% 2% PDC pro forma S&P E&P index median S&P 500 median PDC peer companies 2020e FCF ($mm ) (1) 12 Peer Median = $24mm

PDC Pro Forma – Highly - Efficient, Peer - Leading Cost Structure • Project NPV of G&A synergies of ~$300 million through optimization and elimination of corporate redundancies − Estimate immediate synergies of $40 million in 2020 leading to G&A of ~$2.00/Boe − Anticipate an incremental $10 million of synergies in 2021 (post - integration) • Anticipate peer - leading 2020 cost structure – combined G&A + LOE total of less than $5.00/Boe − Approximately 40% lower than peer median combined G&A + LOE of $7.99/ Boe August 2019 (1) Source: FactSet , equity research and company filings. Note: CPE presented pro forma for its acquisition of CRZO, excluding synergies . G&A reflects cash and non - cash expenses and is adjusted to included capitalized G&A where applicable, based on 2018 actual capitalized G&A as a % of total G&A . Peers include: CDEV, CPE, JAG, MTDR, OAS, PE, QEP, SM, WPX, XEC, XOG Peer - leading operating margins Peer - leading operating margins Peer - Leading Cash + Non - Cash G&A Structure Best - in - Class Lifting Costs Enhance Margins 2020e G&A ($ / Boe) (1) 2020e LOE ($ / Boe) (1) 13 $7.38 $6.25 $6.18 $5.85 $5.49 $5.02 $4.50 $3.94 $3.61 $3.49 $3.00 ~$2.80 Peer F Peer G Peer D Peer C Peer E Peer I Peer J Peer K Peer A Peer B Peer H PDC PF $4.31 $3.98 $3.43 $3.02 $2.99 $2.97 $2.87 $2.85 $2.78 $2.46 $2.14 ~$2.00 Peer I Peer F Peer H Peer G Peer C Peer J Peer K Peer D Peer A Peer E Peer B PDC PF Peer Median = $5.02 Peer Median = $2.97

PDC Pro Forma – 3 rd Party Midstream Expansions Improve Operating Outlook DCP Projected Processing & Bypass Expansion Timeline (1) • Aka Energy currently processes/offloads an incremental 75 - 80 MMcf /d of PDC volumes Upcoming DJ Basin Takeaway Expansions • Front Range NGL line Expansion (FREX) − 4Q19 – 100,000 Bbls/d to Mt. Belvieu • White Cliffs crude - to - NGL line conversion − 4Q19 – 90,000 Bbls/d to DCP’s Southern Hills to Mt. Belvieu • Cheyenne Connector residue natural gas p ipeline − Late 1Q20 – 600 MMcf /d to Cheyenne Hub (pending FERC approval) August 2019 (1) Source: DCP Midstream 2Q Earnings call (8/7/19); (2) Anticipates potential minor limitations to total capacity utilizati on until Cheyenne Connector is in - service Plant 10 Grand Parkway Plant 11 14 Throughput ( MMcf /d) Details 1,100 Current capacity ( 1H19 ) 200 Plant 11 – Start - up in August 2019 (2) 100 Plant 11 associated bypass – anticipated 4Q19 (2) 225 DCP / WES agreement – Latham II – anticipated in - service in summer 2020 50 DCP current temporary offloads ~1,700 Mid - Year 2020 - Anticipate PDC pro forma utilize ~40 - 50% of total system PDC Acreage SRC Acreage Additional compression 2018 - 19 Processing Plant Expansions DCP - Compression Processing Plant Aka - Latham II WES -

PDC Pro Forma – Delivering FCF, Shareholder Returns & Reasonable Growth 2H19e 2020e 2021e PDC SRC August 2019 Long - term strategy focused on growing and generating sustainable FCF with consistent returns to shareholders − Expect to generate ~$ 800mm of FCF between 2H19 and YE21 − Plan to return ~50% of FCF to shareholders through remaining $ 400mm stock buyback program − Remaining FCF expected to be allocated for debt repayment, future shareholder friendly initiatives and/or accretive growth opportunities 2020 Outlook • Planned 2020 capital investments between $1.2 and $ 1.4bn − 3 Wattenberg rigs and 2 Delaware rigs − 2 full - time Wattenberg completion crews − Exit 2020 with ~125 Wattenberg DUCs • Anticipate FCF of ~$ 275mm • Expected production of 200,000 to 220,000 Boe/d − Does not include potential flush production associated with lower line pressures resulting from DCP system expansion Long - Term Development Plan • Continued investment in both Wattenberg and Delaware • Target 5 - 10% long - term production growth rate with significant FCF generation as top priority − Continue to utilize DUC management in Wattenberg − Wattenberg development plan aligns with upcoming DCP expansions − Projected long - term oil mix of 40 - 42% 15 Significant FCF Generating Ability – ($55/Bbl & $2.70/Mcf NYMEX) ~ $275 ~ $325 $185 - $215

PDC + SRC – The Right Combination at the Right Time August 2019 Creates a premier E&P company with enhanced size and scale x Best in class Wattenberg operator with contiguous, core acreage x Commitment to return capital to shareholders and protect balance sheet x Strong Delaware position benefiting from continued efficiency - gains x Leading free cash flow generation x Colorado energy champion x Focus on highly efficient, peer - leading cost structure x 16